5/24

04030360

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Holcim Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 4093

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/24/04

82-4093

RECEIVED

2004 MAY 24 P 12:59

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-03

Holcim Ltd

~~Holcim Apasco, S.A. de C~~.V.
~~and Subsidiaries~~

Consolidated Financial Statements

Years Ended December 31, 2003 and 2002
with Report of Independent Auditors

Expressed in thousands of Mexican pesos with
purchasing power at December 31, 2003

Holcim Apasco, S. A. de C.V.
and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2003 and 2002

Contents:

MANCERA
ERNST & YOUNG

Jaime Balmes 11 "D" Piso 6
Col. Los Morales Polanco
11510 México, D.F.
mancera.ey@mx.ey.com

Tel. (55) 5283 13 00
Fax. (55) 5283 13 92

REPORT OF INDEPENDENT AUDITORS

The Shareholders of
Holcim Apasco, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Holcim Apasco, S.A. de C.V. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Holcim Apasco, S.A. de C.V. and its subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Oscar Aguirre

Mexico City
January 12, 2004

70 AÑOS
1934 - 2004

Holcim Apasco, S.A. de C.V. and Subsidiaries

Consolidated Balance Sheets

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

	December 31 2003	December 31 2002
Assets		
Current assets:		
Cash and short-term investments	Ps. 2,244,075	Ps. 1,210,171
Accounts receivable:		
Trade and other, net	1,139,925	1,078,048
Inventories	577,039	637,995
Total current assets	3,961,039	2,926,214
Equity investment in affiliated company	2,401,426	2,241,648
Property, plant and equipment, net	13,392,298	12,597,988
Investment properties, net	144,687	153,583
Other assets, net	145,892	210,656
Total assets	Ps. 20,045,342	Ps. 18,130,089
Liabilities and shareholders' equity		
Current liabilities:		
Current portion of long-term debt	Ps. 155,408	Ps. 362,112
Suppliers	504,578	266,894
Other accounts and notes payable and accrued liabilities	699,638	326,883
Income tax payable	580,935	613,611
Employee profit sharing	212,486	149,359
Total current liabilities	2,153,045	1,718,859
Long-term debt	601,907	1,184,862
Financial instruments	17,210	26,827
Deferred income tax	3,293,040	3,197,809
Labor obligations	81,348	110,060
Total liabilities	6,146,550	6,238,417
Shareholders' equity:		
Capital stock	6,577,940	6,578,095
Additional paid-in capital	588,701	588,701
Reserve for repurchase of Company's own Shares	974,266	795,335
Retained earnings	8,537,585	7,305,110
Accumulated result of restatement	(2,779,700)	(3,375,569)
Total shareholders' equity	13,898,792	11,891,672
Total liabilities and shareholders' equity	Ps. 20,045,342	Ps. 18,130,089

See accompanying notes.

Holcim Apasco, S.A. de C.V. and Subsidiaries

Consolidated Statements of Income

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

	Year ended December 31 2003	2002
Net sales	Ps. 10,368,266	Ps. 10,048,714
Cost of sales	4,968,906	5,226,790
Gross profit	5,399,360	4,821,924
Operating expenses		
Selling and administrative	828,015	816,523
Depreciation and amortization	831,044	788,591
Operating income	3,740,301	3,216,810
Comprehensive cost of financing:		
Interest expense, net	(45,243)	(101,305)
Exchange gain (loss), net	8,825	(166,522)
Monetary position (loss) gain	(12,559)	55,606
	(48,977)	(212,221)
Other (expenses), net	(31,384)	(6,929)
Equity interest in net income of affiliate	84,110	83,306
Income before income tax and employee profit Sharing	3,744,050	3,080,966
Income tax	1,258,413	994,270
Employee profit sharing	217,123	153,528
Consolidated net income	Ps. 2,268,514	Ps. 1,933,168
Earnings per share	Ps. 9.61	Ps 8.12
Average weighted number of shares outstanding	236,102,702	238,073,076

See accompanying notes.

Holcim Apasco, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2003 and 2002

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

	Capital stock						
	Historical	Restated	Additional paid-in capital	Reserve for repurchase of Company's own shares	Retained earnings	Accumulated result of restatement	Total shareholders' equity
Balance at December 31, 2001	Ps. 208,557	Ps. 6,374,765	Ps. 588,701	Ps. 695,242	Ps. 6,606,852	Ps.(3,499,780)	Ps. 10,974,337
Dividends paid	-	-	-	-	(825,160)	-	(825,160)
Increase in reserve for repurchase of Company's own shares	-	-	-	409,750	(409,750)	-	-
Repurchase of Company's own shares	(4,885)	(342)	-	(309,657)	-	-	(314,884)
Comprehensive income	-	-	-	-	1,933,168	124,211	2,057,379
Balance at December 31, 2002	203,672	6,374,423	588,701	795,335	7,305,110	(3,375,569)	11,891,672
Dividends paid	-	-	-	-	(846,510)	-	(846,510)
Increase in reserve for repurchase of Company's own shares	-	-	-	189,529	(189,529)	-	-
Repurchase of Company's own shares	(150)	(5)	-	(10,598)	-	-	(10,753)
Comprehensive income	-	-	-	-	2,268,514	595,869	2,864,383
Balance at December 31, 2003	Ps. 203,522	Ps. 6,374,418	Ps. 588,701	Ps. 974,266	Ps. 8,537,585	Ps.(2,779,700)	Ps. 13,898,792

See accompanying notes.

Holcim Apasco, S.A. de C.V. and Subsidiaries

Consolidated Statements of Changes in Financial Position

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

	Year ended December 31 2003	2002
Operating activities		
Net income	Ps. 2,268,514	Ps. 1,933,168
Items not requiring use of (providing) resources:		
Depreciation and amortization	831,044	788,591
Labor obligations	28,996	24,142
Equity interest in net income of affiliate	(84,110)	(83,306)
Deferred income tax	(144,969)	(69,999)
	2,899,475	2,592,596
(Increase) decrease in:		
Trade and other receivables	(61,877)	37,886
Inventories	60,956	10,616
Prepaid expenses	-	13,674
Other assets	64,764	(86,151)
Increase (decrease) in:		
Suppliers	237,684	(189,024)
Other accounts and notes payable and accrued liabilities	372,755	(89,280)
Labor obligations	(57,708)	(4,891)
Income tax payable	(32,676)	390,811
Deferred income tax	240,200	(75,471)
Employee profit sharing	63,127	23,416
Resources provided by operating activities	3,786,700	2,624,182
Investing activities		
Purchase of property, plant and equipment	(1,029,485)	(536,259)
Investment properties	8,896	1,585
Equity investment in affiliate	(75,668)	(4,708)
Resources used in investing activities	(1,096,257)	(539,382)
Financing activities		
Long-term debt	(789,659)	(1,486,373)
Repurchase of Company's own shares	(10,753)	(314,884)
Dividends paid	(846,510)	(825,160)
Financial instruments	(9,617)	13,018
Resources used in financing activities	(1,656,539)	(2,613,399)
Net increase (decrease) in cash and short-term Investments	1,033,904	(528,599)
Cash and short-term investments at beginning of year	1,210,171	1,738,770
Cash and short-term investments at end of year	Ps. 2,244,075	Ps. 1,210,171

See accompanying notes.

1. Description of the Business and Significant Events in 2003

Holcim Apasco, S.A. de C.V. and its subsidiaries (hereinafter collectively referred to as "the Company") were incorporated under the laws of Mexico. See Note **2.C** (Basis of consolidation) for a listing of the subsidiaries of Apasco.

The Company is engaged primarily in producing and selling cement, ready-mix concrete, aggregates and supplementary products.

Significant events occurring in 2003 were as follows:

At an extraordinary shareholders' meeting held on October 7, 2003, it was decided to change the Company's name from Apasco, S.A. de C.V. to Holcim Apasco, S.A. de C.V. There were no changes in the names of Cementos Apasco, S.A. de C.V., Concretos Apasco, S.A. de C.V. and the other companies in the group. At the aforesaid shareholders' meeting it was also decided to amend some of the clauses of the Company's bylaws to conform with regulatory requirements applicable to companies whose securities are traded on the stock exchange, as contained in circulars issued by the Mexican Banking and Securities Commission.

In addition, the Company added the tradename Holcim to its Bulldog logo so as to capitalize on the global recognition of the Swiss group and the local name Apasco.

These changes in the Company's name and image did not involve any change in share holdings or in the Company's way of operating so that the Company's objective continues to be to provide sustainable value to customers, distributors, collaborators, shareholders and the community in general.

2. Significant Accounting Policies and Practices

Outlined below are the more important accounting policies and practices observed in the preparation of the financial statements:

a) The preparation of financial statements in conformity with generally accepted accounting principles in Mexico, requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Recognition of the effects of inflation on the financial information

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10, *Accounting Recognition of the Effects of Inflation on Financial Information*, as amended, issued by the Mexican Institute of Public Accountants. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in Mexican pesos with purchasing power at December 31, 2003. The 2002 financial statements as originally issued were restated based on the annual inflation factor for 2003, which was 1.0398.

The more important inflation accounting concepts and procedures are described below:

- Shareholders' equity

Stockholders' equity accounts were restated based on the Mexican National Consumer Price Index (NCPI).

- Net monetary effect

This represents the effect of inflation on monetary assets and liabilities. The related amounts for each year are included in the statements of income as a part of the comprehensive cost of financing.

- Accumulated result of restatement

This represents basically the gain or loss from holding non-monetary assets, which is the difference between the restated acquisition cost of non-monetary assets, using the specific cost-method, and the value of such assets that would have been determined had they been restated using the NCPI.

c) Basis of consolidation

The accompanying consolidated financial statements include the statements of Holcim Apasco, S.A. de C.V. and those of all the subsidiaries in which the Company holds a majority equity interest and over which it exercises administrative control. All important intercompany transactions and balances have been eliminated in the consolidation.

The subsidiaries in which the Company has a 99.99% equity interest are as follows:

Cementos Apasco, S.A. de C.V.
Concretos Apasco, S.A. de C.V.
Cementos Veracruz, S.A. de C.V.
Cementos de Acapulco, S.A. de C.V.
Cal Hidratada Veracruzana, S.A. de C.V.
Comindumex, S.A. de C.V.
Gravasa, S.A. de C.V.
Bienes Raíces Ojo de Agua, S.A. de C.V.
Ecoltec, S.A. de C.V.
Desarrollos y Proyectos el Aromo, S.A. de C.V.

d) Short-term investments

Short-term investments basically consist of short-term bank deposits in US dollars and government and bank securities, which are valued at cost plus uncollected accrued interest at the year-end, similar to market.

e) Allowance for doubtful accounts

It is the Company's policy to provide for trade accounts receivable with collection problems. For this purpose, it makes a case by case analysis. The amount provided for depends on the age of balances and the specific situation of each account.

f) Inventories and cost of sales

Inventories of finished products and raw materials are valued at average cost and, due to their rapid turnover, are restated based on last purchase or production cost, not in excess of net realizable value. Restated cost of sales for each month is determined based on the specific production costs for each month, which are restated at year-end based on the NCPI.

Inventories of spare and replacement parts are recorded at acquisition cost and then restated based on the NCPI, as well as replacement costs, which represent last purchase costs and quoted prices. Cost of sales is restated to reflect replacement cost based on increases in the value of inventories of spare and replacement parts consumed during the year, and then, restated at year end based on the NCPI

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

g) Equity investment in affiliate

The equity investment in the affiliate is represented by the 44.14% equity interest in Holcim (Centroamérica) B.V., a company incorporated in Holland and a holding company of cement companies in Central America (this being its principal activity). The companies in which Holcim (Centroamérica) B.V. holds an equity interest are as follows:

- Cementos del Norte, Honduras
- Cemento de El Salvador, El Salvador
- Corporación Incsa, Costa Rica
- Nicacem-Cemenic, Nicaragua
- Cementos Progreso, Guatemala
- Corporación Incem, Panamá

The Company recognizes the equity investment in Holcim (Centroamérica) B.V., as a foreign entity vale, since the operations of its affiliates are independent from those of the Company, both financially and operationally; consequently, the financial statements of such affiliates are restated to reflect the rate of inflation in the country in which they operate and they are translated at the prevailing exchange rate at year-end. The translation effects for 2003 and 2002 were Ps. 161,471 and Ps. 120,833, respectively, and are included in the caption Accumulated result of restatement in shareholders' equity.

h) Property, plant and equipment

Property, plant and equipment and accumulated depreciation are recorded initially at acquisition and/or construction cost, and then restated based on the NCPI, except for imported fixed assets, which are restated based on the rate of inflation in the country of origin and the exchange rate of the currency in the country of origin relative to the Mexican peso.

Depreciation of property, plant and equipment is computed on restated values, based on the estimated remaining useful lives of the related assets, and considering the number of units produced during the period. Annual depreciation rates are as follows:

	Annual rates	
	2003	2002
Buildings and installations	2.7%	2.7%
Machinery and equipment	3.2%	3.2%
Automotive equipment	5.0%	5.0%
Furniture and fixtures	8.2%	8.2%

Maintenance costs are expensed as incurred.

Idle machinery and/or equipment is carried at net realizable value.

i) Other assets

This caption basically consists of preoperating expenses, goodwill and debt placement expenses, which are amortized using the straight-line method over periods ranging from five to twenty years, depending on the nature of the items.

j) Exchange differences

Foreign currency denominated transactions are recorded at the prevailing exchange rate on the day of the related transactions. Exchange differences determined from the date of foreign currency denominated transactions to the time of their settlement or translation at the balance sheet date are charged or credited to income.

See **Note 9** for the foreign currency position at the end of each year and the exchange rates used to translate these balances.

k) Recognition of revenues

Revenues are recognized at the time the product is shipped to the customer who then assumes responsibility for the product.

l) Income tax, asset tax and employee profit sharing

Effective January 1, 2000, the Company adopted the requirements of Mexican accounting Bulletin D-4, *Accounting for Income Tax, Asset Tax and Employee Profit Sharing,* issued by the Mexican Institute of Public Accountants. Bulletin D-4 requires the recognition of deferred taxes on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

Current year income tax is charged to results of operations and represents a liability due and payable in less than one year.

In conformity with Bulletin D-4, deferred employee profit sharing should be recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future. At December 31, 2003 and 2002, there were no such items on which to provide for deferred employee profit sharing.

Current year employee profit sharing should be charged to results of operations and represents a liability due and payable in a period of less than one year.

m) Labor obligations

In conformity with Mexican Labor Law, some subsidiaries have a liability for seniority premiums payable to employees and workers after 15 or more years of service. Furthermore, under a union contract, the Company is liable for seniority premiums accruing to workers who leave the Company's employment voluntarily, based on certain conditions.

The Company has a pension plan that covers all employees. The plan sets the retirement age at 65 with 10 years' seniority in the Company, or early retirement at 60 with 10 years' seniority, with the prior authorization of the pension plan management committee. The pension plan is financed by means of annual contributions made to a trust fund.

The Company recognizes the liability for seniority premiums and pensions as benefits accrue, based on actuarial computations using the projected unit-credit method and real interest rates. Termination payments made to employees who are dismissed are charged to results of operations of the year in which the decision to dismiss an employee is made.

Consequently, the liability that is being provided for, determined at its present value, will cover projected labor obligations at the estimated date of retirement of the employees who work for the Company.

n) Comprehensive income

Requirements of Mexican accounting Bulletin B-4, *Comprehensive Income,* went into effect on January 1, 2001. Bulletin B-4 requires the disclosure of comprehensive income in the statement of changes in shareholders' equity. Bulletin B-4 has no effect on current year net income or on shareholders' equity. Comprehensive income consists of the net income for the year plus, if applicable, those items that are reflected directly in shareholders' equity and that do not constitute capital contributions, reductions or distributions.

o) Earnings per share

Earnings per share are determined dividing consolidated net income by the average number of shares outstanding in each year.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

3. Cash and Short-term Investments

At December 31, 2003 and 2002, the Company has cash in US dollars (bank certificates of deposit) in the amount of USD 139 million (1,562 million Mexican pesos) and USD 89 million (962 million Mexican pesos), respectively. Furthermore, the Company has investments in Mexican government securities (CETES, Bondes, Brems) of 639 million Mexican pesos and 248 million Mexican pesos, respectively.

4. Trade and Other Accounts Receivable

An analysis of this caption at December 31, 2003 and 2002 is as follows:

	2003	2002
Trade receivables	Ps. 1,233,003	Ps. 1,157,478
Allowance for doubtful accounts	(107,340)	(94,595)
Other	14,262	15,165
	Ps. 1,139,925	Ps. 1,078,048

5. Inventories

An analysis of inventories at December 31, 2003 and 2002 is as follows:

	2003	2002
Finished products	Ps. 163,192	Ps. 159,269
Raw materials	58,927	66,628
Spare and replacement parts	339,929	313,112
Advances to suppliers	15,178	110,616
Less:		
Reserve for obsolete and slow-moving inventories	(187)	(11,630)
	Ps. 577,039	Ps. 637,995

6. Equity Investment in Affiliate

The Company's equity investment in the affiliate at December 31, 2003 and 2002 has been valued using the equity method. An analysis is as follows:

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

Affiliated company	% equity interest	Stockholders' equity of affiliate	Equity investment 2003	Equity investment 2002
Holcim (Centroamérica) B.V.	44.14	Ps. 5,434,014	Ps. 2,398,574	Ps. 2,238,681
Others			2,852	2,967
			Ps. 2,401,426	Ps. 2,241,648

7. Property, Plant and Equipment

An analysis of property, plant and equipment at December 31, 2003 and 2002 is as follows:

	2003	2002
Land and quarries	Ps. 1,294,732	Ps. 1,172,818
Buildings and installations	5,320,905	5,411,869
Machinery and equipment	15,944,352	14,113,405
Automotive equipment	1,742,608	1,610,076
Furniture and fixtures	341,149	326,146
Construction in progress	269,243	293,672
	24,912,989	22,927,986
Accumulated depreciation	(11,520,691)	(10,329,998)
	Ps. 13,392,298	Ps 12,597,988

8. Other Assets

Other assets at December 31, 2003 and 2002 are as follows:

	2003	2002
Preoperating expenses	Ps. 383,338	Ps. 383,804
Goodwill	78,988	78,985
Debt placement expenses	24,527	20,165
Notes receivable	12,183	29,397
Stock purchase option plan	5,695	6,608
Asset derived from labor obligations	30,038	61,471
Prepaid expenses	14,400	10,628
Other	2,369	3,132
	551,538	594,190
Accumulated amortization	(405,646)	(383,534)
	Ps. 145,892	Ps. 210,656

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

9. Foreign Currency Position and Transactions

Foreign currency denominated assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003		2002
	Thousands of Mexican pesos	Thousands of US dollars	Thousands of US dollars
Assets:			
Current	Ps. 1,574,820	140,143	97,674
Non-current	10,819	963	1,165
	1,585,639	141,106	98,839
Liabilities:			
Current	272,671	24,265	41,438
Non-current	614,281	54,665	112,865
	886,952	78,930	154,303
Net long (short) position	Ps. 698,687	62,176	(55,464)

The principal foreign currency denominated transactions in the years ended December 31, 2003 and 2002 were as follows:

	Thousands of US dollars	
	2003	2002
Sales revenues	457	392
Service revenues	-	3
	457	395
Expenses:		
Purchases of raw materials and cement	20,005	10,597
Light and power	17,097	-
Purchases of fixed assets and projects	13,119	9,933
Consulting services	14,290	14,225
Interest	6,256	14,189
Fees	4,677	4,212
Leasing	23,767	28,603
Other	1,599	3,011
	100,810	84,770
Net	(100,353)	(84,375)

At January 12, 2004, the unaudited foreign currency position is similar to that at year-end and the official exchange rate is Ps. 10.8180 per US dollar.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

10. Long-term Debt

An analysis of the long-term debt at December 31, 2003 and 2002 is as follows:

	Interest rate	Maturity	2003 Thousands of Mexican	2003 Thousands of U.S. dollars	2002 Thousands of U.S. dollars
Dresdner Bank Luxembourg, S.A.	LIBOR + 0.85	2006	Ps. -	-	43,000
Citibank, N.A.	LIBOR + 1.0	2003	-	-	20,000
International Finance Corporation	9%	2007	404,539	36,000	45,000
Bayerische Hypo-Und Vereinsbank Aktiengesellschaft	LIBOR + 0.6	2010	352,776	31,394	36,223
Other loans			-	-	96
			757,315	67,394	144,319
Less-current portion			155,408	13,830	33,830
			Ps. 601,907	53,564	110,489

In May 2001, the Company obtained unsecured syndicated loan of USD 143 million from Dresdner Bank Luxembourg, S.A. The loan matures in 2006. The principal is repayable semiannually starting in 2004. Interest, which is also payable semiannually, is computed at LIBOR + 0.85 during the first three years, LIBOR + 1 in the fourth year, and LIBOR + 1.15 in the fifth year.

In November 2002, the Company made an early prepayment of USD 100 million on the syndicated loan from Dresdner Bank Luxembourg, S.A.

In June 2003, the Company repaid early the outstanding balance of USD 43 million on the syndicated loan from Dresdner Bank Luxembourg.

Basically, the outstanding loans establish similar restrictive covenants, all of which have been observed at December 31, 2003 and 2002. The more important restrictive covenants are as follows:

- Limit on the payment of dividends, which is conditional to the observance of certain financial ratios and the level of indebtedness.
- Observe certain financial ratios.
- Not to dispose of or permit the encumbrance of assets.
- Limit investments in fixed assets to the amounts specified in the loan contracts.

(Expressed in thousands of Mexican pesos with

11. Labor Obligations

The liability for labor obligations refers to the employee pension and the seniority premium to which employees are entitled at the time of their separation. A portion of the liability determined on the basis of independent actuarial computations, using the projected unit-credit method, is accounted for as a liability and the remainder is being funded as follows:

	2003	2002
Projected benefit obligation (PBO)	Ps. 213,425	Ps. 230,085
Established fund	(95,405)	(70,512)
	118,020	159,573
Unamortized transition liability	(13,960)	(15,033)
Unamortized past services	(65,898)	(68,121)
Unamortized variances in assumptions	13,148	(27,830)
Projected net liability	51,310	48,589
Additional liability	30,038	61,471
Net recorded liability	Ps. 81,348	Ps. 110,060

At December 31, 2003 and 2002, the total amount provided for (excluding the established fund) is Ps. 30,038 and Ps. 61,471, respectively, less than the current benefit obligation (CBO), which is equal to the PBO without projecting salaries to the expected date of retirement or separation; consequently, an additional liability and an intangible asset were recognized for the same amounts. The obligation for vested benefits at December 31, 2003, is Ps. 3,964.

An analysis of the net period cost for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Current year service cost	Ps. 19,277	Ps. 16,055
Amortization of transition liability	1,003	985
Amortization of past services	1,907	1,865
Current year financing cost	10,306	8,485
Amortization of variances in assumptions	363	76
	32,856	27,466
Return on fund assets	(3,860)	(3,324)
Net period cost	Ps. 28,996	Ps. 24,142

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

The rates used in the actuarial projections were as follows:

	2003	2002
Rate of return on fund	5.5 %	5.5 %
Interest rate	4.5 %	4.5 %
Salary increases	1.5 %	1.5 %

Movements in the projected net liability were as follows:

	2003	2002
Balance at beginning of year	Ps. 48,589	Ps. 67,028
Current year provision	28,996	24,142
Payments	(1,586)	(22,331)
Contributions to fund	(24,689)	(20,250)
Balance at end of year	Ps. 51,310	Ps. 48,589

Movements in the fund were as follows:

	2003	2002
Balance at beginning of year	Ps. 70,512	Ps. 69,289
Contributions	24,689	20,250
Return	8,548	3,324
Payments	(8,344)	(22,351)
Balance at end of year	Ps. 95,405	Ps. 70,512

Unamortized items are being amortized over a period ranging from 14 to 23 years.

12. Shareholders' Equity

At a Regular Shareholders' meeting held on April 24, 1997, it was decided to set up a reserve for the purchase of the Company's own shares by making an appropriation from retained earnings. The reserve has been increased annually. If the acquired treasury shares are not re-placed within a period of one year, they are cancelled.

As approved at a Regular Shareholders' meeting of Holcim Apasco on April 24, 2002, the Company paid a cash dividend of Ps. 765,250 (at Ps. 3.20 per outstanding share) from the consolidated net reinvested tax profit account ("UFINRE") (Ps. 825,160 restated for inflation).

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

At a Regular Shareholders' meeting held on April 24, 2002, it was agreed to increase the aforesaid reserve by Ps. 380,000 (historical amount) (Ps. 409,750 restated for inflation) to acquire up to 12,000,000 shares. In 2002, the Company repurchased 5,666,300 shares for Ps. 294,851 (historical amount) (Ps. 314,884 restated for inflation), and it was decided to cancel 9,749,300 shares.

At a Regular Shareholders' meeting held on April 8, 2003, it was decided to pay a cash dividend of Ps. 826,280 (at Ps. 3.50 per outstanding share) from the consolidated net tax profit account ("CUFIN") (Ps. 846,510 restated for inflation).

At a Regular Shareholders' meeting held on April 8, 2003, it was agreed to increase the reserve for the purchase of the Company's own shares by Ps. 185,000 (historical amount) (Ps. 189,529 restated for inflation) to acquire up to 11,800,000 shares. In 2003, the Company repurchased 173,700 shares for Ps. 10,289 (historical amount) (Ps. 10,753 restated for inflation), and it was decided to cancel 3,060,700 shares.

At December 31, 2003, the Company's capital stock was represented by 236,080,000 common "single" series shares issued and outstanding with no par value, for an historical total of Ps. 203,522. Fixed minimum capital at such date was Ps. 40,000 (historical amount) represented by 165,716,299 shares issued and outstanding. Variable capital at such date consisted of 70,363,701 shares issued and outstanding.

The legal reserve, which was Ps. 94,169 at December 31, 2003 and 2002 may not be distributed to shareholders during the lifetime of the Company, except in the form of a stock dividend.

The income tax withholding on dividends was eliminated effective January 1, 2002. If dividends are paid from earnings on which no corporate income tax has been paid, such tax will be payable at the time the related dividends are distributed.

Capital reductions in excess of the restated amounts of capital contributions for tax purposes, following the procedure defined in the Mexican income tax law, will be subject to taxation.

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

13. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax

The Company is subject to payment of corporate income tax and asset tax (which is a minimum income tax). Income tax is computed taking into consideration the taxable or deductible nature of certain effects of inflation such as depreciation computed on restated amounts, the deduction of purchases instead of cost of sales, which makes it possible to deduct current costs and the effect of inflation on certain monetary assets and liabilities by means of the inflation component, which is similar to the monetary position result. The statutory income tax rate for 2001 was 35%; however, taxpayers had the option of paying only 30% and deferring payment of the remaining 5% until the time earnings were distributed to shareholders. The option to defer payment of a portion of the annual corporate income tax was eliminated effective January 1, 2002.

The Company has been authorized to present a consolidated corporate income tax and asset tax return.

The major differences between the Company's book and tax results refer to the restatement of depreciation for tax purposes and the deduction of purchases instead of cost of sales.

a) An analysis of income tax charged to results of operations of the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Current year income tax	Ps. 1,403,382	Ps. 1,064,269
Deferred income tax	(144,969)	(69,999)
Total income tax	Ps. 1,258,413	Ps. 994,270

b) An analysis of the effects of temporary differences on deferred tax assets (liabilities) is as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets		
Allowance for doubtful accounts, sales discounts and rebates	Ps. 36,496	Ps. 33,108
Customer prepayments	90,409	40,721
Temporarily non-deductible liabilities	41,170	31,291
Income statement provisions	24,605	22,255
Total deferred tax assets	192,680	127,375

(Expressed in thousands of Mexican pesos with purchasing power at December 31, 2003)

Deferred tax liabilities		
Inventories	182,341	175,339
Prepaid expenses and advances to suppliers	8,625	37,191
Fixed assets, long term and deferred	3,294,754	3,112,610
Income statement provision	-	44
Total deferred tax liabilities	3,485,720	3,325,184
Deferred income tax liability, net	Ps.(3,293,040)	Ps.(3,197,809)

c) The major items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the enacted rate are as follows:

	2003	2002
Pretax income	Ps. 3,744,050	Ps. 3,080,966
Differences:		
Monetary position result with respect to annual Adjustment	(19,627)	(121,183)
Nondeductible expenses	21,297	48,247
Write-off of items from prior years	-	(1,845)
Deductible expenses - non-taxable revenues	(3,587)	(106,425)
Effect of tax rate change on deferred income tax	(22,867)	(78,570)
Other	(18,052)	19,582
Taxable income	3,701,214	2,840,772
Statutory tax rate	34%	35%
Total income tax	Ps. 1,258,413	Ps. 994,270
Effective tax rate	33%	32%

Effective as of 2003, there will be a gradual one-percentage point annual reduction in the corporate income tax rate until such rate reaches 32% in 2005.

d) From 1999 through 2001, corporate taxpayers were extended the option of deferring payment of a portion of their annual tax. The earnings on which a portion of the tax was deferred had to be controlled in the so-called "net reinvested tax profit account" ("CUFINRE").

Earnings distributed in excess of the CUFINRE and CUFIN (net tax profit account) balances will be subject to taxation at the enacted tax rate at the time such earnings are distributed.

At December 31, 2003, the Company had the following balances for tax purposes:

Net restated contributed capital account (CUCA), Ps. 2,573,157.

(Expressed in thousands of Mexican pesos with

Net tax profit account (CUFIN), Ps. 4,632,991.

b) Asset tax

The 1.8% asset tax is payable on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds income tax. Since income tax exceeded asset tax in the years ended December 31, 2003 and 2002, the Company was not required to pay asset tax.

c) Employee profit sharing

Employee profit sharing for the years ended December 31, 2003 and 2002 was Ps. 217,123 and Ps. 153,528, respectively.

Employee profit sharing is determined on the same base amount as income tax, excluding the inflation component and the indexing of depreciation expense.

Holcim

APASCO

Informe Anual 2003

Holcim Apasco S.A. de C.V.

ÍNDICE

Holcim Apasco S.A. de C.V.

INFORME DEL CONSEJO DE ADMINISTRACIÓN

Señores Accionistas:

A nombre del Consejo de Administración, nos es grato informar a ustedes acerca de las operaciones y resultados de Holcim Apasco, S. A. de C. V. en el ejercicio terminado el 31 de diciembre del 2003. Como parte de este Informe, se integran los Estados Financieros Consolidados de la Sociedad a esta última fecha, así como el informe del Comisario.

El 2003 fue un año que presentó un panorama económico de crecimiento moderado, tanto en el ámbito internacional como en el nacional. En este contexto, la empresa fortaleció las estrategias tendientes a elevar el nivel de atención y servicio a los clientes, renovó su nombre e imagen y continuó con su enfoque para hacer más eficientes sus operaciones, consolidando así su competitividad y rentabilidad de manera sustentable.

En lo que respecta a la economía de México, el producto interno bruto presentó un crecimiento del 1.3% durante el 2003. Con relación a otros indicadores: la inflación anual se ubicó en 3.98%, mientras que las tasas de interés continuaron su tendencia decreciente. Por su parte, el tipo de cambio mostró un incremento del orden del 7.7%, cerrando el ejercicio en 11.24 pesos por dólar.

El sector construcción en particular registró un aumento del 3.2% en su producto interno bruto. El consumo nacional de cemento creció un 2.3%, ubicándose al cierre del año en los 30.14 millones de toneladas. En referencia al consumo nacional de concreto premezclado, éste se ubicó en los 14.2 millones de metros cúbicos, cifra 5.1% superior a la registrada durante el 2002.

En el 2003 Holcim Apasco obtuvo resultados favorables, mostrando los efectos de las acciones implementadas para fortalecer su presencia en el mercado e incrementar su productividad y eficiencia en todas sus actividades.

El volumen nacional de ventas de cemento de la compañía alcanzó los 6.9 millones de toneladas, un aumento de 3% con respecto al año precedente. El volumen de exportación de cemento fue poco significativo, derivado de la sobreoferta prevaleciente en los mercados internacionales.

El volumen total de ventas en la actividad del concreto premezclado fue de 3.1 millones de metros cúbicos, monto 4% inferior respecto al obtenido al cierre del 2002. Al cierre del 2003, la participación de Holcim Apasco en el mercado nacional de cemento fue del orden del 23%, mientras que en concreto premezclado la cifra fue de alrededor del 22%.

Las ventas netas registradas durante el ejercicio reportado se ubicaron en los $10,368 millones, cifra que significó un incremento, en términos reales, del orden del 3.2% respecto al 2002. La utilidad de operación se colocó en $3,740 millones, cantidad 16.3% mayor a la registrada el año anterior y que refleja el esfuerzo realizado en materia de incremento de la productividad y reducción de costos. Por su lado, la utilidad neta durante el año fue de $2,269 millones, 17.3% superior al 2002, mientras que el flujo de caja operacional alcanzó los $4,571 millones, cifra un 14% superior a la del ejercicio anterior y que representó un 44% de las ventas netas.

De esta manera, en el ejercicio reportado la utilidad por acción alcanzó los $9.61. La empresa pagó dividendos en efectivo por $3.50 pesos por acción antes de impuestos, para un total de $826.3 millones. Finalmente, durante los primeros meses del año que se informa se continuó con la recompra de acciones por un total de $10.4 millones, lo que significaron 173,700 acciones. Al 31 de diciembre del 2003, se tenían 236,080,000 acciones en circulación.

La sólida posición financiera que ha caracterizado a Holcim Apasco, así como una importante generación de efectivo, le permitió realizar, en el mes de junio de 2003, un prepago de US $43 millones de su deuda de largo plazo, optimizando así sus gastos financieros.

En el mes de octubre, la empresa cambió su denominación e imagen. Después de casi cuarenta años de ser parte de Holcim, uno de los líderes mundiales en cemento, concreto y agregados, en su nueva denominación y en su nueva imagen, Holcim Apasco hace evidente esta situación.

La nueva imagen reúne el prestigio y la excelencia mundial de Holcim, con su logotipo y nombre, y la aceptación y el alto reconocimiento en el mercado mexicano del nombre Apasco y su logotipo del "perro". De esta manera se aprovechan los valores globales del grupo suizo, con los valores locales de Holcim Apasco. La nueva identidad expresa la suma de fuerzas y va en línea con el enfoque de la empresa hacia la generación de valor y creación de sinergias. Este cambio no implicó modificaciones fundamentales en la forma de operar, estructura organizacional y participación accionaria de la empresa.

El 7 de octubre, la Asamblea General Extraordinaria de Accionistas de la compañía, decidió cambiar la denominación de Apasco, S.A. de C.V. por la de Holcim Apasco, S.A. de C.V. Se mantuvieron sin modificación las razones sociales de Cementos Apasco, S.A. de C.V., Concretos Apasco, S.A. de C.V., Gravasa, S.A. de C.V., Ecoltec, S.A. de C.V. y las otras subsidiarias de la empresa.

Asimismo, en la actividad comercial, se realizaron diversas acciones para apoyar a la red de distribuidores; robustecer la atención y servicio integral y especializado a los clientes; eficientar la logística y distribución de productos; y fortalecer los estándares de calidad en toda la organización, entre otras.

Como parte de la estrategia tendiente a maximizar la eficiencia en los procesos operativos, durante el 2003 comenzaron a operar las instalaciones para utilizar coque de petróleo en la planta cementera de Apaxco, sumándose a las plantas de Ramos Arizpe, Tecomán y Orizaba, equipadas para utilizar este combustible. Además, se impulsó el programa de coprocesamiento de residuos industriales en todas las plantas cementeras, con el objetivo de optimizar el costo energético y contribuir a la disposición ambientalmente segura de estos materiales.

Durante el año reportado continuó el compromiso de la organización hacia el desarrollo sustentable, a través de un óptimo desempeño ambiental y vigorizando sus programas de responsabilidad social.

Con respecto a su presencia en Centroamérica, las compañías cementeras de esta zona en las que Holcim Apasco tiene participación, obtuvieron en lo general resultados favorables durante el 2003.

Conforme a lo reportado durante el ejercicio anterior, el 24 de abril del 2002 se creó un Comité de Auditoría como órgano intermedio del Consejo de Administración. Durante el 2003, este Comité se reunió en diversas ocasiones para dar cumplimiento a la responsabilidad que le fue encomendada por el Consejo.

El ser parte de Holcim fue un factor clave, como lo ha sido siempre, en los buenos resultados de la empresa, en virtud de las ventajas que brinda pertenecer a una red multicultural de conocimiento global, experta en el negocio y que promueve el intercambio de mejores prácticas para ofrecer soluciones innovadoras al mercado mexicano.

En el año que se informa, Holcim Apasco tomó un nuevo impulso. Las estrategias y acciones realizadas contribuyeron a que el 2003 fuera para la empresa un año de éxitos. La capacidad, profesionalismo y dedicación de todos sus colaboradores fueron primordiales en los resultados alcanzados, por lo que por este medio, el Consejo de Administración desea expresarles su agradecimiento.

Por último, se informa que con relación a la oferta pública de compra de acciones presentada por Holcim Investments (Spain), S.L., hasta por 73,439,415 acciones representativas de aproximadamente el 31.11% del capital social de Holcim Apasco, el pasado 12 de marzo de 2004, concluyó dicha oferta, habiéndose ofrecido en venta 57,931,967 acciones, equivalentes al 24.54% del capital de la empresa, dándose así el cumplimiento a las condiciones a las que se sujetó la oferta. El precio de compra por cada acción fue de $10.20 dólares. Como resultado de lo anterior, la participación directa e indirecta de Holcim en el capital social de la empresa es de aproximadamente 93.5%, con lo que consolida de esta forma su posición accionaria mayoritaria en Holcim Apasco.

Agradecemos a los distribuidores, clientes y proveedores por su apoyo y lealtad, y a ustedes, señores accionistas, por la confianza que nuevamente depositaron en nosotros durante este ejercicio.

Lic. Emilio Carrillo Gamboa
Presidente del Consejo de Administración

Ing. Pierre A. Froidevaux Chavan
Director General

Holcim Apasco S.A. de C.V.

ESTADOS FINANCIEROS CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y 2002

INFORME DEL COMISARIO

A los señores Accionistas de
Holcim Apasco, S.A. de C.V.

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los estatutos de Holcim Apasco, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el H. Consejo de Administración en relación con la marcha de la Sociedad por el año terminado del 31 de diciembre de 2003.

He asistido a las Asambleas de Accionistas, Juntas del Consejo de Administración y del Comité de Auditoría, a las que he sido convocado y he obtenido de los Directores y Administradores, toda la información sobre las operaciones, documentos y registros que consideré necesarios examinar. Mi revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas en México. Asimismo, para rendir este informe, también me he apoyado en los dictámenes que sobre los estados financieros de Holcim Apasco, S.A. de C.V. y subsidiarias emite en esta fecha el despacho Mancera, S.C., auditor independiente de la Sociedad.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparación de la información financiera presentada por los mismos a esta asambela, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior, por lo tanto, la información financiera presentada por los administradores refleja en forma veraz, razonable y suficiente la situación financiera de Holcim Apasco, S.A. de C.V. y subsidiarias al 31 de diciembre de 2003 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por el año terminado en esa fecha, de conformidad con principios de contabilidad generalmente aceptados en México.

C.P.C. Fausto Sandoval Amaya
Comisario

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A los señores Accionistas de
Holcim Apasco, S.A. de C.V.

Hemos examinado los balances generales de Holcim Apasco, S.A. de C.V. y subsidiarias al 31 de diciembre de 2003 y 2002, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que le son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestra auditoría.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Holcim Apasco, S.A de C.V. y subsidiarias al 31 de diciembre de 2003 y 2002, y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Mancera, S.C.
Integrante de
Ernst & Young Global

C.P.C. Oscar Aguirre Hernández

Holcim Apasco S.A. de C.V.

BALANCES GENERALES CONSOLIDADOS

Expresados en moneda de poder adquisitivo del 31 de diciembre de 2003

(Miles de pesos)

ACTIVO	2003	2002
ACTIVO CIRCULANTE:		
Efectivo e inversiones realizables	$ 2,244,075	$ 1,210,171
Cuentas por cobrar a:		
Clientes y otros, neto	1,139,925	1,078,048
Inventarios	577,039	637,995
TOTAL DEL ACTIVO CIRCULANTE	3,961,039	2,926,214
INVERSIÓN EN ACCIONES DE COMPAÑÍA ASOCIADA	2,401,426	2,241,648
PROPIEDADES, PLANTA Y EQUIPO, NETO	13,392,298	12,597,988
PROPIEDADES DE INVERSIÓN, NETO	144,687	153,583
OTROS ACTIVOS, NETO	145,892	210,656
TOTAL DEL ACTIVO	$ 20,045,342	$ 18,130,089

Véanse las notas que se acompañan.

Pasivo y capital contable		2003		2002
Pasivo circulante:				
Porción circulante de la deuda a largo plazo	$	155,408	$	362,112
Proveedores		504,578		266,894
Otras cuentas y documentos por pagar y pasivos acumulados		699,638		326,883
Impuesto sobre la renta por pagar		580,935		613,611
Participación de los trabajadores en las utilidades		212,486		149,359
Total del pasivo circulante		2,153,045		1,718,859
Deuda a largo plazo		601,907		1,184,862
Instrumentos financieros		17,210		26,827
Impuesto sobre la renta diferido		3,293,040		3,197,809
Obligaciones de carácter laboral		81,348		110,060
Total del pasivo		6,146,550		6,238,417
Capital contable:				
Capital social		6,577,940		6,578,095
Prima en suscripción de acciones		588,701		588,701
Reserva para recompra de acciones		974,266		795,335
Utilidades acumuladas		8,537,585		7,305,110
Resultado acumulado por actualización		(2,779,700)		(3,375,569)
Total del capital contable		13,898,792		11,891,672
Total del pasivo y capital contable	$	20,045,342	$	18,130,089

Holcim Apasco S.A. de C.V.

ESTADOS DE RESULTADOS CONSOLIDADOS

Expresados en moneda de poder adquisitivo del 31 de diciembre de 2003

(Miles de pesos excepto utilidad por acción en pesos)

	2003	2002
VENTAS NETAS	$ 10,368,266	$ 10,048,714
COSTO DE VENTAS	4,968,906	5,226,790
Utilidad bruta	5,399,360	4,821,924
GASTOS DE OPERACIÓN		
De venta y administración	828,015	816,523
Depreciación y amortización	831,044	788,591
Utilidad de operación	3,740,301	3,216,810
RESULTADO INTEGRAL DE FINANCIAMIENTO:		
Intereses (a cargo), neto	(45,243)	(101,305)
Utilidad (pérdida) utilidad cambiaria, neta	8,825	(166,522)
(Pérdida) utilidad por posición monetaria	(12,559)	55,606
	(48,977)	(212,221)
OTROS (GASTOS) PRODUCTOS, NETO	(31,384)	(6,929)
PARTICIPACIÓN EN LOS RESULTADOS DE COMPAÑÍA ASOCIADA	84,110	83,306
UTILIDAD ANTES DEL IMPUESTO SOBRE LA RENTA Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES	3,744,050	3,080,966
Impuesto sobre la renta	1,258,413	994,270
Participación de los trabajadores en las utilidades	217,123	153,528
UTILIDAD NETA CONSOLIDADA	$ 2,268,514	$ 1,933,168
UTILIDAD POR ACCIÓN	$ 9.61	$ 8.12
PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN	236,102,702	238,073,076

Véanse las notas que se acompañan.

Holcim Apasco S.A. de C.V.

ESTADOS DE CAMBIOS EN LA SITUACIÓN FINANCIERA CONSOLIDADOS

Expresados en moneda de poder adquisitivo del 31 de diciembre de 2003

(Miles de pesos)

	2003	2002
OPERACIÓN		
Utilidad neta	$ 2,268,514	$ 1,933,168
Partidas aplicadas a resultados que no requirieron (generaron) recursos:		
Depreciación y amortización	831,044	788,591
Obligaciones de carácter laboral	28,996	24,142
Participación en los resultados de compañía asociada	(84,110)	(83,306)
Impuesto sobre la renta diferido	(144,969)	(69,999)
	2,899,475	2,592,596
(Aumento) disminución en:		
Clientes y otros	(61,877)	37,886
Inventarios	60,956	10,616
Pagos anticipados	-	13,674
Otros activos	64,764	(86,151)
Aumento (disminución) en:		
Proveedores	237,684	(189,024)
Otras cuentas y documentos por pagar y pasivos acumulados	372,755	(89,280)
Obligaciones de carácter laboral	(57,708)	(4,891)
Impuesto sobre la renta por pagar	(32,676)	390,811
Impuesto sobre la renta diferido	240,200	(75,471)
Participación de los trabajadores en las utilidades	63,127	23,416
Recursos generados por la operación	3,786,700	2,624,182
ACTIVIDADES DE INVERSIÓN		
(Adquisiciones) de propiedad, planta y equipo, neto	(1,029,485)	(536,259)
Propiedades de inversión	8,896	1,585
Inversión en acciones de compañía asociada	(75,668)	(4,708)
Recursos (utilizados en) actividades de inversión	(1,096,257)	(539,382)
ACTIVIDADES DE FINANCIAMIENTO		
Deuda a largo plazo	(789,659)	(1,486,373)
Recompra de acciones	(10,753)	(314,884)
Dividendos pagados	(846,510)	(825,160)
Instrumentos financieros	(9,617)	13,018
Recursos (utilizados en) actividades de financiamiento	(1,656,539)	(2,613,399)
Aumento (disminución) de efectivo e inversiones realizables	1,033,904	(528,599)
EFECTIVO E INVERSIONES REALIZABLES AL INICIO DEL AÑO	1,210,171	1,738,770
EFECTIVO E INVERSIONES REALIZABLES AL FINAL DEL AÑO	$ 2,244,075	$ 1,210,171

Véanse las notas que se acompañan.

Holcim Apasco S.A. de C.V.

ESTADOS DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADOS

AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2003 Y 2002

Expresados en moneda de poder adquisitivo del 31 de diciembre de 2003

(Miles de pesos)

	Capital social		Prima e…
	Histórico	Actualizado	suscripció… de accion…
Saldos al 31 de diciembre de 2001	$ 208,557	$ 6,374,765	$ 588,7…
Dividendos pagados	-	-	
Incremento de la reserva para recompra de acciones	-	-	
Recompra de acciones	(4,885)	(342)	
Utilidad integral del año	-	-	
Saldos al 31 de diciembre de 2002	203,672	6,374,423	588,70…
Dividendos pagados	-	-	
Incremento de la reserva para recompra de acciones	-	-	
Recompra de acciones	(150)	(5)	
Utilidad integral del año	-	-	
Saldos al 31 de diciembre de 2003	$ 203,522	$ 6,374,418	$ 588,70…

Véanse las notas que se acompañan.

Reserva para recompra de acciones	Utilidades acumuladas	Resultado acumulado por actualización	Total del capital contable
$ 695,242	$ 6,606,852	$ (3,499,780)	$ 10,974,337
-	(825,160)	-	(825,160)
409,750	(409,750)	-	-
(309,657)	-	-	(314,884)
-	1,933,168	124,211	2,057,379
795,335	7,305,110	(3,375,569)	11,891,672
-	(846,510)	-	(846,510)
189,529	(189,529)	-	-
(10,598)	-	-	(10,753)
-	2,268,514	595,869	2,864,383
$ 974,266	$ 8,537,585	$(2,779,700)	$ 13,898,792

Holcim Apasco S.A. de C.V.

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2003 Y 2002

EXPRESADOS EN MONEDA DE PODER ADQUISITIVO DEL 31 DE DICIEMBRE DE 2003

(miles de pesos)

1. ACTIVIDAD Y EVENTO SIGNIFICATIVO DE 2003

Holcim Apasco, S.A. de C.V. y sus subsidiarias (de ahora en adelante la Compañía), ver en Nota 2.C (Bases de consolidación), tiene como actividad principal la producción y venta de cemento, concreto premezclado, agregados y productos complementarios.

El evento significativo de 2003 se menciona a continuación:

El 7 de octubre de 2003, la Asamblea General Extraordinaria de Accionistas de la Compañía, decidió cambiar su denominación actual de Apasco, S.A. de C.V., por la de Holcim Apasco, S.A. de C.V. La Compañía mantuvo sin modificación las razones sociales de Cementos Apasco, S.A. de C.V., Concretos Apasco S.A. de C.V., y las otras filiales del grupo. También se aprobó en dicha Asamblea, reformar los estatutos sociales de la sociedad para ajustar algunas de sus cláusulas a los requerimientos de las disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores (Circular "Única") expedidas por la Comisión Nacional Bancaria y de Valores.

Por otra parte, la Compañía cambió su imagen, introduciendo al logotipo actual del "Perro Bulldog" la marca Holcim, para de esta manera aprovechar los valores globales del grupo suizo y capitalizar los valores locales de Apasco.

Estos cambios de nombre e imagen, no implicaron cambios en la participación accionaria y la manera de operar de la empresa, por lo que el objetivo seguirá siendo el generar valor sostenible a clientes, distribuidores, colaboradores, accionistas y a la sociedad en general.

2. RESUMEN DE LAS POLÍTICAS Y PRÁCTICAS CONTABLES

Las principales políticas contables seguidas por la Compañía para la preparación de sus estados financieros, son las siguientes:

a) La preparación de estados financieros conforme a Principios de Contabilidad Generalmente Aceptados en México, requiere que la Administración de la Compañía asuma estimaciones y supuestos. Estas estimaciones y supuestos afectan las cifras de activos y pasivos y las revelaciones de activos y pasivos contingentes a la fecha de los estados financieros, así como los ingresos y egresos del período que se presentan en los estados financieros. Los resultados reales pueden diferir de esas estimaciones y supuestos.

b) Reconocimiento de los efectos de la inflación en la información financiera

La Compañía incorpora los efectos de la inflación en la información financiera con base en las disposiciones del Boletín B-10 (Reconocimiento de los efectos de la inflación en la información financiera), y sus adecuaciones, emitidos por el Instituto Mexicano de Contadores Públicos, A.C. Conforme a estas disposiciones, los estados financieros y sus notas se expresan en pesos de poder adquisitivo del 31 de diciembre de 2003. El factor utilizado para actualizar los estados financieros del ejercicio de 2002 fue 1.0398, que corresponde a la inflación de 2003.

A continuación se señalan los conceptos más importantes derivados del reconocimiento de los efectos de la inflación en la información financiera, distintos a los que se hace referencia posteriormente en esta nota.

- Capital contable
Las cuentas del capital contable fueron actualizadas mediante factores de ajuste derivados del Índice Nacional de Precios al Consumidor (INPC).

- Efecto monetario (REPOMO)
Este concepto representa el efecto de la inflación en los activos y pasivos monetarios. Los importes relativos se incluyeron en el estado de resultados como parte del resultado integral de financiamiento.

- Resultado acumulado por actualización
Este concepto corresponde al resultado por tenencia de activos no monetarios (RETANM), el cual representa la diferencia entre el costo de adquisición actualizado por costos específicos de los activos no monetarios, con el valor que hubieran tenido esos activos no monetarios de haberse actualizado utilizando los factores de ajuste derivados del INPC.

c) Bases de consolidación

Los estados financieros consolidados adjuntos incluyen los correspondientes a Holcim Apasco, S.A. de C.V. y sus Subsidiarias, en las cuales tiene control accionario y administrativo, habiéndose eliminado los saldos y transacciones de importancia entre las compañías del grupo.

Las compañías subsidiarias en las cuales se tiene una participación del 99.99% son las siguientes:

Cementos Apasco, S.A. de C.V.
Concretos Apasco, S.A. de C.V.
Cementos Veracruz, S.A. de C.V.
Cementos de Acapulco, S.A. de C.V.
Cal Hidratada Veracruzana, S.A. de C.V.
Comindumex, S.A. de C.V.
Gravasa, S.A. de C.V.
Bienes Raíces Ojo de Agua, S.A. de C.V.
Ecoltec, S.A. de C.V.
Desarrollos y Proyectos el Aromo, S.A. de C.V.

d) Inversiones realizables

Se encuentran representadas principalmente por depósitos a corto plazo en dólares estadounidenses y por valores gubernamentales y bancarios, los cuales se valúan a su costo de adquisición más los rendimientos devengados no cobrados al cierre del ejercicio, cifra que es similar al valor de mercado.

e) Estimación para cuentas de dudosa recuperabilidad

La Compañía tiene la política de crear una estimación de cuentas incobrables para aquellos saldos de clientes que considera hay problemas de recuperación, para estos efectos, lleva a cabo un estudio de recuperabilidad de cartera por cliente. El porcentaje de estimación dependerá de la antigüedad de los saldos y de la situación específica de cada uno de ellos.

f) Inventarios y costo de ventas

Los inventarios de productos terminados y materias primas se valúan a costos promedio, y por su alta rotación, quedan actualizados a precios de última compra o producción, sin exceder su valor de realización. El costo de ventas actualizado de cada mes, se determina con base en los costos específicos de producción de cada mes, que son actualizados al cierre del año con un factor de ajuste derivado del INPC.

Los inventarios de refacciones y partes se registran a su costo de adquisición y se actualizan mediante los factores de ajuste derivados del INPC, y mediante valores de reposición, siendo estos: última compras y/o cotizaciones. El costo de ventas se actualiza a valores de reposición, por las partes consumidas de cada mes, que son actualizadas al cierre del año con un factor de ajuste derivado del INPC.

g) Inversión en acciones de compañía asociada

La inversión en acciones de compañía asociada se encuentra representada por la inversión del 44.14% de las acciones de Holcim (Centroamérica) B.V., compañía constituida en Holanda, y tenedora de las acciones de compañías cementeras en Centroamérica (siendo esta su principal actividad). Las compañías asociadas en las cuales Holcim (Centroamérica) B.V. tiene participación accionaria son las siguientes:

CEMENTOS DEL NORTE, HONDURAS
CEMENTO DE EL SALVADOR, EL SALVADOR
CORPORACIÓN INCSA, COSTA RICA
NICACEM-CEMENIC, NICARAGUA
CEMENTOS PROGRESO, GUATEMALA
CORPORACIÓN INCEM, PANAMÁ

La Compañía reconoce el método de participación en Holcim (Centroamérica) B.V. como una entidad extranjera, debido a que las operaciones de sus asociadas son independientes financiera y operativamente de las de la Compañía; por lo tanto, sus estados financieros se ajustan por la inflación del país en que opera cada asociada, y se convierten al tipo de cambio en vigor al cierre del ejercicio. Los efectos por conversión de los ejercicios 2003 y 2002 fueron de $161,471 y $120,833, respectivamente, y se incluyen en la inversión de los accionistas en el resultado acumulado por actualización.

h) Propiedades, planta y equipo

Las propiedades, plantas y equipo, así como su depreciación acumulada se valúan originalmente al costo de adquisición y/o construcción y se actualizan a través de los factores de ajuste derivados del INPC, excepto por aquellos activos fijos de procedencia extranjera, los cuales se actualizan con base en el factor de deslizamiento de la moneda y la inflación del país de origen.

La depreciación de las propiedades, planta y equipo se calcula con base en los valores actualizados aplicando las tasas que corresponden a la vida útil económica estimada de los activos, y considerando adicionalmente las unidades producidas en cada periodo. Las tasas anuales promedio de depreciación por rubro son las siguientes:

	TASAS ANUALES	
	2003	**2002**
Edificios e instalaciones	2.7%	2.7%
Maquinaria y equipo	3.2%	3.2%
Equipo de transporte	5.0%	5.0%
Muebles y enseres	8.2%	8.2%

Los montos erogados por concepto de mantenimiento se registran directamente en los resultados del ejercicio en que se realizan.

La maquinaria y/o equipo que se encuentre en desuso se registra a su valor de realización.

i) Otros activos

Este rubro incluye principalmente gastos preoperativos, créditos mercantiles y gastos por colocación de deuda, que son amortizados en línea recta en períodos de cinco a veinte años, de acuerdo a la naturaleza de las partidas.

j) Fluctuaciones cambiarias

Las transacciones en moneda extranjera se registran al tipo de cambio vigente en la fecha de su celebración. Las diferencias cambiarias entre esta fecha, y la de su cobro o pago, o las derivadas de la conversión de los saldos en moneda extranjera al tipo de cambio de la fecha de los estados financieros, se aplican a resultados.

En la Nota 9, se muestra la posición en moneda extranjera al final de cada ejercicio y los tipos de cambio utilizados en la conversión de estos saldos.

k) Reconocimiento de ingresos

Los ingresos son reconocidos al momento en que se embarcan los productos al cliente y éste asume responsabilidad sobre los mismos.

l) Impuesto sobre la renta (ISR), impuesto al activo (IA) y participación de los trabajadores en las utilidades (PTU)

A partir del 1° de enero del 2000, la Compañía adoptó el Boletín D-4 "Tratamiento Contable del Impuesto sobre la Renta (ISR), del Impuesto al Activo y de la Participación de los Trabajadores en la Utilidad (PTU)", emitido por el Instituto Mexicano de Contadores Públicos. Este Boletín requiere el reconocimiento de impuestos diferidos básicamente por todas las diferencias temporales entre los saldos contables y fiscales del balance general, aplicando la tasa de ISR aprobada a la fecha de emisión de los estados financieros.

El ISR causado del año se carga a resultados y representa el pasivo exigible a plazo menor de un año.

De conformidad con el Boletín D-4, la PTU diferida debe determinarse considerando solamente las diferencias temporales que surjan de la conciliación entre la utilidad neta del ejercicio (contable) y la renta gravable para la PTU, y siempre y cuando no exista algún indicio de que los pasivos o los beneficios que se originan no se vayan a materializar en el futuro. Al 31 de diciembre de 2003 y 2002, no existen partidas con estas características.

La PTU causada debe cargarse a resultados y representa el pasivo exigible a plazo menor de un año.

m) Obligaciones de carácter laboral

De acuerdo con la Ley Federal del Trabajo, algunas subsidiarias tienen un pasivo por primas de antigüedad a empleados y obreros con una antigüedad mayor a 15 años. Además, se está obligado por contrato colectivo, al pago de primas de antigüedad a trabajadores que se retiren en forma voluntaria, bajo ciertas condiciones.

Se tiene constituido un plan de pensiones para empleados, el cual establece la edad de retiro a los 65 años con 10 años de antigüedad en la empresa, o un retiro anticipado a los 60 años con 10 años de antigüedad, previa autorización del Comité de Administración del plan. El plan está financiado mediante aportaciones anuales a un fondo en fideicomiso.

Las Compañías registran el pasivo por primas de antigüedad y pensiones, a medida que se devenga, de acuerdo con cálculos actuariales basados en el método de crédito unitario proyectado, utilizando tasas de interés real. Los pagos por concepto de indemnizaciones a los empleados que son despedidos, se cargan a los resultados del ejercicio en que se efectúan.

Por lo tanto, se está provisionando el pasivo que, a valor presente, cubrirá las obligaciones proyectadas a la fecha estimada de retiro de los empleados que laboran en las Compañías.

n) Utilidad integral

A partir del 1° de enero de 2001 entró en vigor el Boletín B-4 "Utilidad Integral", que establece las nuevas reglas para reportar y presentar la utilidad integral y sus componentes. La adopción de este Boletín no tiene ningún efecto en la utilidad neta del período, ni en su capital contable. La utilidad integral está constituida por la utilidad del período más, en su caso, de aquellas partidas cuyo efecto se refleja directamente en el capital contable y que no constituyen aportaciones, reducciones o distribuciones de capital.

o) Utilidad por acción

La utilidad por acción se determinó dividiendo la utilidad neta consolidada entre el promedio ponderado de acciones en circulación de cada ejercicio.

3. Efectivo e inversiones realizables

Al 31 de diciembre de 2003 y 2002 se tiene efectivo en dólares estadounidenses (certificados de depósito bancario) por USD 139 millones ($1,562) millones) y USD 89 millones ($962 millones), respectivamente. Adicionalmente, se tienen invertidos en instrumentos de deuda del Gobierno Federal (CETES, Bondes, Brems) $639 millones y $248 millones, respectivamente.

4. Cuentas por cobrar a clientes y otros

Al 31 de diciembre de 2003 y 2002, este saldo se integra de la siguiente forma:

	2003	2002
Clientes	$ 1,233,003	$ 1,157,478
Estimación para cuentas de dudosa recuperabilidad	(107,340)	(94,595)
Otras	14,262	15,165
	$ 1,139,925	$ 1,078,048

5. Inventarios

Al 31 de diciembre de 2003 y 2002, los inventarios se integran como sigue:

	2003	2002
Productos terminados	$ 163,192	$ 159,269
Materias primas	58,927	66,628
Refacciones y partes	339,929	313,112
Anticipos a proveedores	15,178	110,616
Menos:		
Estimación para inventarios obsoletos y de lento movimiento	(187)	(11,630)
	$ 577,039	$ 637,995

6. Inversión en acciones de compañía asociada

Al 31 de diciembre de 2003 y 2002, la inversión en acciones de compañía asociada se valúa conforme al método de participación, el cuál se muestra a continuación:

Compañía asociada	% de participación		Capital contable de la asociada		Inversión en acciones 2003		Inversión en acciones 2002
Holcim (Centroamérica) B.V.	44.14	$	5,434,014	$	2,398,574	$	2,238,681
Otros					2,852		2,967
				$	2,401,426	$	2,241,648

7. Propiedades, planta y equipo

Al 31 de diciembre de 2003 y 2002, el saldo de propiedades, planta y equipo se integra de la siguiente manera:

		2003		2002
Terrenos y yacimientos	$	1,294,732	$	1,172,818
Edificios e instalaciones		5,320,905		5,411,869
Maquinaria y equipo		15,944,352		14,113,405
Equipo de transporte		1,742,608		1,610,076
Muebles y enseres		341,149		326,146
Obras en proceso		269,243		293,672
		24,912,989		22,927,986
Depreciación acumulada		(11,520,691)		(10,329,998)
	$	13,392,298	$	12,597,988

8. Otros activos

Al 31 de diciembre de 2003 y 2002, el saldo de otros activos se integra de la siguiente manera:

	2003	2002
Gastos preoperativos	$ 383,338	$ 383,804
Créditos mercantiles	78,988	78,985
Gastos por colocación de deuda	24,527	20,165
Documentos por cobrar	12,183	29,397
Plan de opción de compra de acciones	5,695	6,608
Activo por obligaciones de carácter laboral	30,038	61,471
Gastos pagados por anticipado	14,400	10,628
Otros	2,369	3,132
	551,538	594,190
Amortización acumulada	(405,646)	(383,534)
	$ 145,892	$ 210,656

9. Posición y operaciones en moneda extranjera

Al 31 de diciembre de 2003 y 2002 se tienen activos y pasivos denominados en moneda extranjera, como sigue:

	2003		2002
	Miles de pesos	Miles de dólares estadounidenses	Miles de dólares estadounidenses
Activo:			
Circulante	$ 1,574,820	140,143	97,674
Largo plazo	10,819	963	1,165
	1,585,639	141,106	98,839
Pasivo:			
Circulante	272,671	24,265	41,438
Largo plazo	614,281	54,665	112,865
	886,952	78,930	154,303
Posición activa (pasiva), neta en moneda extranjera	$ 698,687	62,176	(55,464)

Las principales operaciones realizadas por la Compañía en moneda extranjera fueron las siguientes:

	Miles de dólares estadounidenses	
	2003	**2002**
Ingresos por ventas	457	392
Ingresos por servicios	-	3
	457	395
Egresos:		
Compras de materias primas y cemento	20,005	10,597
Energía eléctrica	17,097	-
Compras de activo fijo y proyectos	13,119	9,933
Servicios de consultoría	14,290	14,225
Intereses	6,256	14,189
Honorarios	4,677	4,212
Arrendamientos	23,767	28,603
Otros	1,599	3,011
	100,810	84,770
Neto	(100,353)	(84,375)

Al 12 de enero de 2004, la posición en moneda extranjera (no auditada), es similar a la del cierre del ejercicio y el tipo de cambio oficial era de $10.8180 por dólar estadounidense.

10. Deuda a largo plazo

Al 31 de diciembre de 2003 y 2002, la deuda a largo plazo se integra como sigue:

			2003		2002
	Tasa de Interés	Vencimiento	Miles de Pesos	Miles de Dólares	Miles de Dólares
Dresdner Bank Luxembourg, S.A.	LIBOR + 0.85	2006	$ -	-	43,000
Citibank, N.A.	LIBOR + 1.0	2003	-	-	20,000
International Finance Corporation	9%	2007	404,539	36,000	45,000
Bayerische Hypo-Und Vereinsbank Aktiengesellschaft	LIBOR + 0.6	2010	352,776	31,394	36,223
Otros			-	-	96
			757,315	67,394	144,319
Menos- porción circulante			155,408	13,830	33,830
			$ 601,907	53,564	110,489

En mayo de 2001, la Compañía contrató un crédito sindicado por US$143 millones con el Dresdner Bank Luxembourg, S.A., con garantía quirografaria y con vencimiento en 2006. El capital se pagará semestralmente a partir del 2004 y los intereses semestralmente a una tasa LIBOR + 0.85 por los primeros 3 años, LIBOR + 1 en el cuarto año y LIBOR + 1.15 en el quinto año.

En noviembre de 2002, la Compañía realizó un prepago parcial del crédito sindicado contratado con el Dresdner Bank Luxembourg, S.A. por US $ 100 millones.

En junio de 2003, la Compañía realizó un prepago total del crédito sindicado contratado con el Dresdner Bank Luxembourg, S.A. por US $ 43 millones.

En general, los préstamos vigentes establecen restricciones y obligaciones muy similares para la Compañía, las cuales al 31 de diciembre de 2003 y 2002 se han cumplido. Las restricciones y obligaciones más importantes son:

- Limitar el pago de dividendos, el cual está condicionado al cumplimiento de algunas razones financieras y al nivel de endeudamiento.
- Cumplir con ciertas razones financieras.
- No disponer ni permitir la existencia de gravámenes sobre los activos.
- Limitar la inversión en activos fijos a las cantidades establecidas en los contratos.

11. Obligaciones de carácter laboral

El pasivo por obligaciones laborales se deriva del plan de pensiones y la prima de antigüedad al momento de retiro. El monto que resulta de cálculos actuariales, efectuados por actuarios externos bajo el método de crédito unitario proyectado se reconoce en parte como un pasivo en libros y otra parte está siendo fondeada como sigue:

	2003	2002
Obligación por beneficios proyectados (OBP)	$ 213,425	$ 230,085
Fondo constituido	(95,405)	(70,512)
	118,020	159,573
Pasivo de transición por amortizar	(13,960)	(15,033)
Servicios pasados por amortizar	(65,898)	(68,121)
Variaciones en supuestos por amortizar	13,148	(27,830)
Pasivo neto proyectado	51,310	48,589
Pasivo adicional	30,038	61,471
Pasivo neto en libros	$ 81,348	$ 110,060

Al 31 de diciembre de 2003 y 2002, el monto provisionado sin considerar el fondo constituido es inferior a la obligación por servicios actuales (OBA), equivalente al OBP sin proyectar los sueldos a la fecha de retiro en $ 30,038 y $ 61,471, respectivamente, razón por la cual se creó un pasivo adicional y un activo intangible por dichos importes. Las obligaciones por beneficios adquiridos al 31 de diciembre de 2003 ascienden a $3,964.

Por los años terminados al 31 diciembre de 2003 y 2002, el costo neto del período se integra por:

	2003	2002
Costo de servicios del año	$ 19,277	$ 16,055
Amortización de pasivo de transición	1,003	985
Amortización de servicios pasados	1,907	1,865
Costo financiero del año	10,306	8,485
Amortización de variaciones en supuestos	363	76
	32,856	27,466
(Rendimiento) de los activos del fondo	(3,860)	(3,324)
Costo neto del período	$ 28,996	$ 24,142

Las tasas utilizadas en las proyecciones actuariales son las siguientes:

	2003	2002
Tasa de rendimiento del fondo	5.5%	5.5 %
Tasa de interés	4.5%	4.5%
Tasa de incremento de sueldos	1.5%	1.5%

El movimiento del pasivo neto proyectado fue como sigue:

	2003	2002
Saldo inicial	$ 48,589	$ 67,028
Provisión del año	28,996	24,142
Pagos	(1,586)	(22,351)
Aportación al fondo	(24,689)	(20,250)
Saldo final	$ 51,310	$ 48,589

El movimiento del fondo fue como sigue:

	2003	2002
Saldo inicial	$ 70,512	$ 69,289
Aportaciones	24,689	20,250
Rendimiento	8,548	3,324
Pagos	(8,344)	(22,351)
Saldo final	$ 95,405	$ 70,512

Los períodos de amortización de las partidas pendientes de amortizar van de 14 a 23 años.

12. Inversión de los Accionistas

El 24 de abril de 1997, la Asamblea General Ordinaria de Accionistas constituyó una reserva para adquisición de acciones propias proveniente de la cuenta de utilidades acumuladas, que anualmente ha sido incrementada. En caso de que las acciones adquiridas no sean colocadas nuevamente en circulación en el término de un año, se procede a la cancelación de las mismas.

En cumplimiento del acuerdo de la Asamblea General Ordinaria de Accionistas celebrada el 24 de abril de 2002, se efectuó el pago de un dividendo en efectivo de $765,250 ($3.20 pesos por acción en circulación), cuyo valor actualizado asciende a $825,160, proveniente de la cuenta de utilidad fiscal neta reinvertida (UFINRE) consolidada.

En Asambleas Generales Ordinarias de Accionistas celebradas 24 de abril de 2002, se incrementó la reserva para adquisición de acciones en $380,000 (a valor histórico), cuyo valor actualizado asciende a $409,750, para adquirir hasta 12,000,000 acciones. Durante 2002, se recompraron 5,666,300 acciones en $294,851 (a valor histórico), cuyo monto actualizado asciende a $314,884, y se cancelaron 9,749,300 acciones.

En cumplimiento del acuerdo de la Asamblea General Ordinaria de Accionistas celebrada el 8 de abril de 2003, se efectuó el pago de un dividendo en efectivo de $826,280 ($3.50 pesos por acción en circulación), cuyo valor actualizado asciende a $846,510, proveniente de la cuenta de utilidad fiscal neta (CUFIN) consolidada.

En Asamblea General Ordinaria de Accionistas celebrada el 8 de abril de 2003, se incrementó la reserva para adquisición de acciones en $185,000 (a valor histórico), cuyo valor actualizado asciende a $189,529, para adquirir hasta 11,800,000 acciones. Durante 2003, se recompraron 173,700 acciones en $10,289 (a valor histórico), cuyo monto actualizado asciende a $10,753, y se cancelaron 3,060,700 acciones.

Al 31 de diciembre de 2003, el capital social total se encuentra representado por 236,080,000, acciones en circulación, ordinarias, Serie "Única", sin valor nominal y que corresponden al capital social suscrito y pagado con un valor histórico de $203,522. El capital mínimo fijo a esas mismas fechas asciende a $40,000 a valor histórico, representado por 165,716,299 acciones en circulación. La parte variable del capital se encuentra representada por 70,363,701, acciones en circulación.

La reserva legal de la Compañía, cuyo valor histórico asciende a $94,169 al 31 de diciembre de 2003 y 2002, no es susceptible de distribuirse a los accionistas durante la existencia de la Compañía, excepto en la forma de dividendos en acciones.

A partir de 2002, el impuesto retenido sobre dividendos fue eliminado. En caso de repartirse utilidades que no hubieran causado el impuesto aplicable a la empresa, éste tendrá que pagarse al distribuir el dividendo.

Las reducciones de capital causarán impuestos sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

13. Impuesto sobre la renta (ISR), impuesto al activo (IMPAC) y participación de los trabajadores en las utilidades (PTU)

a) ISR

La Compañía está sujeta al impuesto sobre la renta (ISR) y al impuesto sobre activos (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como depreciación calculada sobre valores actualizados, la deducción de compras en lugar del costo de ventas y el efecto de la inflación sobre ciertos activos y pasivos monetarios, a través del componente inflacionario, el cual es similar al resultado por posición monetaria. La tasa del impuesto sobre la renta hasta 2001 fue del 35%, teniendo la opción de pagar el impuesto cada año a la tasa del 30%, y el remanente al momento en que las utilidades son distribuidas. A partir de 2002 se elimina el diferimiento de la porción pagadera al distribuir dividendos.

La Compañía tiene autorización para presentar una declaración consolidada de ISR e IMPAC.

Las principales partidas que afectaron el resultado fiscal de las Compañías en forma distinta al resultado contable, fueron las relativas a la depreciación fiscal actualizada en lugar de la depreciación contable y el efecto de las compras y el costo de ventas.

a) Por los ejercicios terminados el 31 de diciembre de 2003 y 2002, el ISR registrado en resultados se integra como sigue:

	2003	**2002**
ISR del año	$ 1,403,382	$ 1,064,269
ISR diferido	(144,969)	(69,999)
Total	$ 1,258,413	$ 994,270

b) Los efectos de las diferencias temporales que integran el activo (pasivo) de impuestos diferidos, son los siguientes:

	31 DE DICIEMBRE DE 2003	31 DE DICIEMBRE DE 2002
Activos por impuestos diferidos		
Estimación para cuentas incobrables y descuentos y bonificaciones sobre ventas	$ 36,496	$ 33,108
Pagos anticipados de clientes	90,409	40,721
Pasivos no deducibles temporalmente	41,170	31,291
Provisiones en resultados	24,605	22,255
Suma activo por impuesto diferido	192,680	127,375
Pasivos por impuestos diferidos		
Inventarios	182,341	175,339
Pagos anticipados y anticipo a proveedores	8,625	37,191
Activo fijo, largo plazo y diferido	3,294,754	3,112,610
Provisión en resultados	-	44
Suma pasivo por impuesto diferido	3,485,720	3,325,184
ISR diferido pasivo, neto	$ (3,293,040)	$ (3,197,809)

c) Los principales conceptos por los que la suma del impuesto causado y el impuesto diferido del período difiere de la tasa estatutaria son los siguientes:

	2003	2002
Utilidad antes de ISR	$ 3,744,050	$ 3,080,966
Diferencias:		
Efecto neto contra ajuste anual	(19,627)	(121,183)
Gastos no deducibles	21,297	48,247
Cancelación de partidas de ejercicios anteriores	-	(1,845)
Ingresos no acumulables fiscales	(3,587)	(106,425)
Efecto por cambio de tasa en impuesto sobre la renta diferido	(22,867)	(78,570)
Otras	(18,052)	19,582
Utilidad gravable	3,701,214	2,840,772
Tasa estatutaria del ISR	34%	35%
ISR en resultados	$ 1,258,413	$ 994,270
Tasa efectiva de ISR	33%	32%

A partir del 1° de enero de 2002, la nueva ley del ISR aprobó la disminución gradual de la tasa de ISR en un punto porcentual para cada año a partir de 2003, hasta alcanzar una tasa del 32% en el año 2005.

d) A partir del ejercicio de 1999 y hasta el ejercicio de 2001, la Ley del ISR permitió la opción de diferir el pago de una parte del ISR causado durante esos años. El diferimiento de este impuesto y las utilidades relativas se controlan a través de la "cuenta de utilidad fiscal neta reinvertida" (CUFINRE).

Las utilidades que se distribuyan en exceso a los saldos de las cuentas CUFINRE y CUFIN (cuenta de utilidad fiscal neta), estarán sujetas al pago del ISR corporativo a la tasa vigente.

Al 31 de diciembre de 2003, se tenían los siguientes saldos consolidados fiscales:

La Cuenta de Aportación de Capital Actualizado (CUCA) asciende a $2,573,157.
La Cuenta de Utilidad Fiscal Neta (CUFIN) asciende a $4,632,991.

b) IMPAC

Se causa a razón del 1.8% sobre el promedio neto de la mayoría de los activos menos ciertos pasivos. Contra este impuesto se podrá acreditar el ISR, debiéndose pagar únicamente, el monto en el que el IMPAC exceda al ISR. Por el ejercicio terminado al 31 de diciembre de 2003 y 2002, la Compañía no causó este impuesto por haber sido menor al del ISR del año.

c) PTU

Por los años terminados al 31 de diciembre de 2003 y 2002, la PTU registrada en resultados fue por un monto de $ 217,123 y $ 153,528, respectivamente.

La PTU se determina en términos generales sobre las mismas bases que el resultado fiscal para efectos del ISR, excluyendo el componente inflacionario y los efectos de actualización de la depreciación del ejercicio.

Holcim Apasco S.A. de C.V.

Oficinas Corporativas

Campos Eliseos 345
Col. Chapultepec Polanco
México, D.F., C.P. 11560
Tel. (52 55) 5724 0000
www.holcimapasco.com.mx

Oficinas Regionales

Centro

Campos Eliseos 345
Col. Chapultepec Polanco
México, D.F., C.P. 11560
Tel. (52 55) 5724 0000

Veracruz

Carretera Veracruz-Jalapa km. 422.5
Col. El Jobo
Veracruz, Veracruz, C.P. 91948
Tel. (229) 989 0900

Monterrey

Av. Lázaro Cárdenas 2321 Poniente
Col. Residencial San Agustín
San Pedro Garza García, Nuevo León C.P. 66260
Tel. (81) 8318 3200

Guadalajara

Av. Mariano Otero 1249
Complejo World Trade Center, Torre Atlántico
Guadalajara, Jalisco, C.P. 44540
Tel. (33) 3684 6400

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: **1** AÑO: **2004**
HOLCIM APASCO S.A DE C.V.

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**20,610,233**	**100**	**19,618,820**	**100**
2	**ACTIVO CIRCULANTE**	**4,401,682**	**21**	**3,881,841**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	2,598,685	13	1,965,377	10
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,123,607	5	1,189,792	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	29,839	0	48,154	0
6		641,276	3	672,730	3
7	OTROS ACTIVOS	8,275	0	5,788	0
8	**LARGO PLAZO**	**2,504,701**	**12**	**2,289,575**	**12**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	12,389	0	30,294	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	2,492,312	12	2,259,281	12
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**13,341,273**	**65**	**13,241,758**	**67**
13	INMUEBLES	6,639,019	32	6,550,542	33
14	MAQUINARIA Y EQUIPO	16,184,855	79	15,117,563	77
15	OTROS EQUIPOS	2,113,853	10	1,980,582	10
16	DEPRECIACION ACUMULADA	11,907,147	58	10,735,070	55
17	CONSTRUCCIONES EN	310,693	2	328,141	2
18	**ACTIVO DIFERIDO (NETO)**	**362,577**	**2**	**205,646**	**1**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**5,909,508**	**100**	**6,444,544**	**100**
21	**PASIVO CIRCULANTE**	**1,903,947**	**32**	**1,942,725**	**30**
22	PROVEEDORES	398,340	7	378,607	6
23	CREDITOS BANCARIOS	154,579	3	375,698	6
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	750,270	13	693,587	11
26	OTROS PASIVOS	600,758	10	494,833	8
27	**PASIVO A LARGO PLAZO**	**613,684**	**10**	**1,256,147**	**19**
28	CREDITOS BANCARIOS	613,684	10	1,256,147	19
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,391,877**	**57**	**3,245,672**	**50**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**14,700,725**	**100**	**13,174,276**	**100**
34	**PARTICIPACION MINORITARIA**				
35	**CAPITAL CONTABLE MAYORITARIO**	**14,700,725**	**100**	**13,174,276**	**100**
36	**CAPITAL CONTRIBUIDO**	**7,279,158**	**50**	**7,278,698**	**55**
37	CAPITAL SOCIAL PAGADO	203,522	1	203,522	2
38	ACTUALIZACION CAPITAL SOCIAL	6,477,693	44	6,477,268	49
39	PRIMA EN VENTA DE	597,943	4	597,908	5
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**7,421,567**	**50**	**5,895,578**	**45**
42	RESULTADOS ACUMULADOS Y RESERVA DE	8,671,626	59	7,419,333	56
43	RESERVA PARA RECOMPRA DE	989,560	7	797,015	6
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(2,793,189)	(19)	(2,881,831)	(22)
45	**RESULTADO NETO DEL EJERCICIO**	553,570	4	561,061	4

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: **1** AÑO: **2004**
HOLCIM APASCO S.A DE C.V.

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**2,663,076**	**100**	**2,568,959**	**100**
2	COSTO DE	1,503,810	56	1,428,376	56
3	**RESULTADO BRUTO**	**1,159,266**	**44**	**1,140,583**	**44**
4	GASTOS DE	251,507	9	196,182	8
5	**RESULTADO DE OPERACION**	**907,759**	**34**	**944,401**	**37**
6	COSTO INTEGRAL DE FINANCIAMIENTO	10,961	0	35,334	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**896,798**	**34**	**909,067**	**35**
8	OTRAS OPERACIONES FINANCIERAS	502	0	(3,965)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**896,296**	**34**	**913,032**	**36**
10	PROVISION PARA IMPUESTOS Y	364,241	14	361,198	14
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**532,055**	**20**	**551,834**	**21**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	25,366	1	12,244	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**557,421**	**21**	**564,078**	**22**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**557,421**	**21**	**564,078**	**22**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	3,851	0	3,017	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**553,570**	**21**	**561,061**	**22**
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	553,570	21	561,061	22

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: **1** AÑO: **2004**

HOLCIM APASCO S.A DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**553,570**	**561,061**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	187,350	247,932
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**740,920**	**808,993**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(328,200)	46,277
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**412,720**	**855,270**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(7,225)	(19,262)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	(10,910)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(7,225)**	**(30,172)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(86,117)**	**(88,811)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	319,378	736,287
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	2,279,307	1,229,090
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	2,598,685	1,965,377

CLAVE DE COTIZACION: **APASCO** TRIMESTRE: **1** AÑO: **2004**

HOLCIM APASCO S.A DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	20.79	%	21.84	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	15.62	%	15.58	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	11.14	%	10.46	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	44.44	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(2.78)	%	0.35	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.52	veces	0.53	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.80	veces	0.79	veces
8	ROTACION DE INVENTARIOS (**)	8.25	veces	7.82	veces
9	DIAS DE VENTAS POR COBRAR	33	días	36	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	1.24	%	2.32	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	28.67	%	32.85	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.40	veces	0.49	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	13.00	%	25.32	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	4.60	%	9.49	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	54.27	veces	35.82	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.80	veces	1.61	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.31	veces	2.00	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.98	veces	1.65	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.74	veces	0.60	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	136.49	%	101.17	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	27.82	%	31.49	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(12.32)	%	1.80	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	24.68	veces	32.44	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	63.84	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	36.16	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00	%	100.00	%

(**) INFORMACION ULTIMOS DOCE MESES

Informe Anual 2005

Holcim Apasco S.A.

	Clave	Teléfono	Fax
Aguascalientes	(449)	912-8201	912-8204
Cancún	(998)	884-9875	884-5636
Chihuahua	(614)	425-3570	425-3580
Ciudad Juárez	(656)	629-3933	629-3938
Ciudad Obregón	(644)	413-3230	414-5808
Culiacán	(667)	714-9088	714-9089
Guadalajara	(33)	3884-6100	3884-6111
Hermosillo	(662)	260-8360	260-8361
León	(477)	717-7062	718-7533
Los Mochis	(668)	818-4033	812-1529
Mérida	(999)	926-1450	926-1490
Mexicali	(686)	568-4553	568-4585
Cuidad de México	(55)	52-83-1300	52-83-1392
Monterrey	(81)	8152-1800	8152-1839
Navojoa	(642)	422-7077	422-7077 ext.21
Puebla	(222)	237-9922	237-9926
Querétaro	(442)	216-6429	216-6749
Reynosa	(899)	929-5707	929-5708
Tijuana	(664)	681-7844	681-7876
Torreón	(871)	713-8901	713-9012
Veracruz	(229)	922-5755	922-2092



The Quigley Corporation

2003

Annual Report

The Nature of Human Health

The Quigley Corporation (Nasdaq: QGLY) is a Natural Health Medical Science Company that manufactures and markets cold remedy brands through its over-the-counter consumer healthcare segment, health and wellness supplements through its Darius International Inc. subsidiary and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.[1]

the QUIGLEY Corporation

Each company uses a natural science approach in product development and marketing — *'The Nature of Human Health.'*

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies. Darius International is a direct selling subsidiary featuring natural health and wellness products sold through a global network of independent representatives. Quigley Pharma is a subsidiary involved in the research of various naturally derived patented compounds with the goal of developing them into ethical pharmaceutical drugs. Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

TABLE OF CONTENTS

[1] See "Certain Risk Factors" on page 18

PROGRESS MADE & ...GOALS MET

TO OUR STOCKHOLDERS:

The Quigley Corporation is in the midst of a transformation, combining our proven experience in natural health remedies with the goal of diversification into the ethical pharmaceutical drug market.

It's both an exciting and rewarding time. The Company's cold remedy (COLD-EEZE®) business unit net sales of $20.5 million was a significant improvement in 2003 with a 46% increase in net sales over 2002. Equally as important, our health and wellness business unit, Darius International Inc., produced sales of $21.0 million and a 38% improvement over 2002. They continue to be poised for future growth.

Even with these improvements in our base business units, 2003 saw our attention sharply focused on our newest subsidiary, Quigley Pharma Inc. As a business, Quigley Pharma is planning to occupy a unique niche in the pharmaceutical industry with its focus on natural sources for medicinal substances and the goal of being first-in-category to treat ailments with few treatment alternatives. We are taking steps to position the Company for success by establishing a diversified development pipeline. As opposed to many start-up pharmaceutical or biotech companies, our Company has two established businesses providing a revenue stream in support of research and development, future growth and success.

Though less than three years old, Quigley Pharma has already made considerable progress, and in 2003 began the process of obtaining FDA approval to initiate human subject trials in the United States for its diabetic neuropathy compound, while expanding the development pipeline by obtaining protection with three (3) new United States patents.

The two most important and exciting Quigley Pharma developments in 2003 include a pre-clinical study of a nasal spray formulation showing high-level effectiveness in preventing several strains of Influenza and the completion of a Phase II diabetic neuropathy proof-of-concept study conducted in France. The results of this study demonstrated that patients receiving the active formula fared substantially better in their quality of life and symptom assessments than those receiving placebo.

Other compounds in the Quigley Pharma development pipeline include those for herpes simplex virus-1, psoriasis/eczema and a compound to relieve radiation dermatitis, a skin irritation resulting from continued ionizing radiation exposure.



"As opposed to many start-up pharmaceutical or biotech companies, our Company has two established businesses providing a revenue stream in support of research and development, future growth and success."

— *Guy J. Quigley*

Our efforts to become a diversified pharmaceutical company, with both consumer healthcare and an ethical pharmaceutical focus, moves ahead solidly and sensibly, grounded in good science and strong business fundamentals. Our goal of offering focused, profitable growth has been realized in 2003 – progress has been made, with goals met.

Thank you for your ongoing support.



Guy J. Quigley
President, Chairman & Chief Executive Officer



Pictured from left to right:

George J. Longo
Vice President,
Chief Financial Officer & Director

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

Stephen W. Wouch
Director,
Managing Partner of
Wouch, Maloney & Co., LLP

Rounsevelle W. Schaum
Director,
Chairman of
Newport Capital Partners, Inc.

Jacqueline F. Lewis
Director,
President of C.P.C. Associates, Inc.

Guy J. Quigley
President,
Chairman & Chief Executive Officer

(not pictured)
Terrence O. Tormey
Director,
President of TOTormey, Inc.


C112

THE *nature* OF HUMAN HEALTH

Quigley's focus on Natural Health Medical Science combined with an ethical pharmaceutical focus has been realized in its wholly-owned subsidiary, Quigley Pharma. The Company is positioning to achieve the goal of developing potential ethical pharmaceutical drugs based on its R&D strength and specialization in natural-source medicinals. Quigley's financial footing and history of proven success in launching first-in-category health solutions gives the Pharma subsidiary its foundation.

Solid progress has been made in 2003, with many important milestones achieved through on-going research and scientific investigation. Three of the more notable are:

DIABETIC NEUROPATHY[1]

Positive results were achieved in a Phase II proof-of-concept study involving QR-333, a topical treatment to help patients manage the effects of diabetic peripheral neuropathy. The independent study in France involved 30 patients randomized into a double-blind placebo-controlled trial. It concluded that subjects using QR-333 had 67 percent of their symptoms improve, strongly suggesting efficacy. The results have been accepted for presentation at the Diabetes 2004 Conference, March 23-27, 2004, in Nice, France. Quigley Pharma is in the process of submitting an Investigational New Drug (IND) application to the FDA to further study and develop this formula as a prescription drug. The Company received U.S. patent protection in 2003. Diabetes afflicts 15.7 million people in the U.S. alone with sixty to seventy percent of diabetics likely to suffer mild to severe nervous system damage and pain from diabetic neuropathy during the course of their illness.[1,2]

1. See "Certain Risk Factors" on page 18
2. From data compiled 1995-1998: National Institute of Diabetes & Digestive and Kidney Diseases (NIDDK)

Influenza 'A'[1]

A British study involving a prophylaxis experiment with animals indicates the use of the QR-435 test compound in intranasal spray to be 100 percent effective in preventing infection from the Influenza 'A' virus in a recipient animal when exposed to other, previously infected animals. The study also found the same spray could prevent an infected animal, when treated, from transmitting the type 'A' virus to other animals. These results provide encouragement to study and determine appropriate human doses. A second independent in-vitro analysis showed this same compound offers significant virucidal activity against the Urbani strain of Severe Acute Respiratory Syndrome (SARS). This potential expanded use for this Quigley Pharma compound to include Corona viruses such as SARS broadens the potential application of this formula.



Under the leadership of **Dr. Richard Rosenbloom**, MD, Ph.D., Quigley Pharma's Chief Operating Officer, the Company will be pursuing its main interest, which is medical discovery.

"The widening of the antiviral spectrum of this compound... is a significant step forward. It is rather unusual to have a broad spectrum antiviral drug."

— *Dr. John S. Oxford, Chief Study Investigator*

Radiation Dermatitis[1]

A Quigley Pharma compound to treat ionizing radiation induced skin irritation is in pre-clinical development. This novel, first-in-kind topical treatment would be unique in the marketplace, pending regulatory clearance. Radiation dermatitis can occur through exposure to therapeutic or non-therapeutic ionizing radiation. This compound's impact in preventing or treating radiation dermatitis in these and other individuals could be significant.

These and similar, naturally-derived formulations under development best exemplify a Quigley Pharma hallmark – the unique blending of nature's remedies with life science technology to improve human health.

1. See "Certain Risk Factors" on page 18

MISSION

The Mission of Quigley Pharma is to provide naturally derived prescription drugs that dramatically improve the quality of life and health of those in need through meticulous scientific research and development. Discovery will focus on the **identification, isolation and direct use** of active medicinal substances. One aspect of this research will focus on the combination of isolated plant constituents and whole plant components. The search for new, natural sources of medicinal substances will focus not only on rare plants, fungi and other natural substances, but an intense investigation into traditional medicinals and historic therapeutics.





Quigley Pharma Inc.

COLD REMEDY
AND HEALTH & WELLNESS PRODUCTS

Two units form the core of The Quigley Corporation consumer healthcare business segment. Cold remedy products are marketed under the COLD-EEZE® brand trademark and health and wellness products are marketed by Darius International Inc. through its subsidiary Innerlight Inc. Both units provide a revenue stream and foundation that allows Quigley to pursue pharmaceutical development in order to achieve its goal of greater profitability.[1]



DARIUS INTERNATIONAL

NATURAL ENHANCEMENTS FOR *human wellness*

A wide range of health and wellness products are sold by Darius' subsidiary Innerlight Inc. through a network of independent representatives that balance the highly seasonal revenues from COLD-EEZE cold remedies. Innerlight products address the demand for natural supplements that support health and wellness.



$20
$15
$10
$5
$0
'01
'02
'03

ANNUAL SALES IN MILLIONS

In 2003, the number of independent representatives grew while making a major $21 million contribution to Company sales. International sales increased, positioning Darius for future growth. The recent introduction of the StarTan™ Home Tanning System, a product on the leading edge of health and beauty trends, further demonstrates the commitment to growth within this business unit.

The financial performance of this segment continues to reinforce the strategic vision of The Quigley Corporation diversification plan begun in 2000.

DARIUS INTERNATIONAL, INC.

1. See "Certain Risk Factors" on page 18



COLD-EEZE®

FROM *natural* REMEDIES TO *modern medicine*

2003 clearly marked a renaissance of the COLD-EEZE product line. On-going marketing innovation has helped achieve greater brand recognition and broad consumer acceptance of the COLD-EEZE cold remedy brand. COLD-EEZE net sales grew 46% in 2003, propelling the brand to finish third across all cough/sore throat drops and among the top 15 branded cold remedies in overall total dollar sales nationally.[2]



$20
$15
$10
$5
$0
'01
'02
'03

ANNUAL SALES IN MILLIONS

The success of the COLD-EEZE brand can be attributed to the dynamic contemporary redesign of our packaging, consistent and targeted advertising, effective use of medical spokespersons and the extension of the COLD-EEZE brand family with new flavors, nasal spray and KIDZ-EEZE™ sore throat pops.

It is readily apparent that COLD-EEZE is becoming a "household name." The "original zinc lozenge" remains the #1 Pharmacist Recommended Zinc Cold Remedy, as voted by *Pharmacy Times* magazine perenially since 1998. It also enjoys the recommendation of thousands of medical professionals. But perhaps most importantly, consumer brand loyalty is well above the norm, as 90% of COLD-EEZE users will use it for their next cold.[3]

On-going efforts to extend distribution and availability of the COLD-EEZE brand into "on-the-go" locations, including convenience stores, travel, college bookstores, etc., has expanded COLD-EEZE's user base. These new selling locations combined with promising line extensions demonstrate the growth potential of the cold remedy segment. COLD-EEZE represents the confirmation of Quigley's commitment to turn science and research into successful national brands.

2. IRI statistics - Total FDMx Dollar Volume (52 weeks ending January 25, 2004)

3. Quantitative Research... Taylor Nelson Intersearch Corp.

FINANCIAL STATEMENTS

TABLE OF CONTENTS

OVERVIEW

The Quigley Corporation, (the "Company"), headquartered in Doylestown, Pennsylvania, is a leading marketer and distributor of a diversified range of health and homeopathic products.

The Company's business interests comprise three segments, being cold-remedy, health and wellness and ethical pharmaceutical.

The COLD-EEZE® product continues to be the primary product of the cold-remedy segment and is available in lozenge, sugar-free tablet and nasal spray form. The COLD-EEZE Nasal Spray and the KIDZ-EEZE™ Sore Throat products were both launched in the third quarter of 2003 in preparation for the cold season. The efficacy of the COLD-EEZE product was established following the publication of the second double-blind study in July 1996. A 2002 study also found that the use of COLD-EEZE to treat a cold statistically reduced the use of antibiotics for respiratory illnesses by 92% when COLD-EEZE is administered as a first line treatment approach to the common cold. In May 2003, the Company announced the findings of a prospective study, conducted at the Heritage School facility in Provo, Utah, in which 178 children ages 12 to 18 years were given COLD-EEZE lozenges both symptomatically and prophylactically from October 5, 2001 to May 30, 2002. The study found a 54% reduction in the most frequently observed cold duration. Those subjects not receiving treatment most frequently experienced symptom duration at 11 days compared with 5 days when lozenges were administered, a reduction of 6 days.

COLD-EEZE is distributed through numerous independent, chain drug, food and discount stores throughout the United States. Net sales of the cold-remedy segment increased 46% in 2003 over the prior year, resulting in net sales in 2003 of $20,474,969 compared to $14,050,967 in 2002. This increase reflects the strategic decision by management to provide improved support to the segment through increased media advertising and co-operative advertising promotions with our customer base. Additionally, revenues were assisted by media attention afforded to potential cold and influenza outbreaks that were expected during the 2003/2004 cold season.

The Company continues to use the resources of independent national and international brokers to represent the Company's COLD-EEZE products, which provides cost efficiencies that benefit the Company.

During 2003, the Company continued the process of the registration of the COLD-EEZE products in the United Kingdom as a pharmacy drug and incurred approximately $400,000 in related expenses.

Darius, through Innerlight Inc., is a direct selling company specializing in the development and distribution of proprietary health and wellness products primarily within the United States with the commencement of international business activity during the second quarter of 2003. Net sales of the health and wellness segment in 2003 were $21,024,194 an increase of 38% over the 2002 net sales of $15,220,813. The growth of this segment in 2003 was attributable to the recruitment of increasing numbers of active independent representatives along with the Company commencing international business during the second quarter of 2003.

The establishment of an ethical pharmaceutical subsidiary, Pharma, may enable the Company to diversify into the prescription drug market and to ensure safe and effective distribution of these important potential new products currently under development. During the course of 2003, the Company was assigned three patents and filed three patent applications, two with the Patent Office of the United States Commerce Department and one within the European Community. Research and development costs relating to projects being undertaken by Pharma increased in 2003 over the prior year as a result of increased study activity in various areas of interest.

Manufacturing for all the Company's products is done by outside sources. The lozenge form of COLD-EEZE® is manufactured by a contract manufacturer, a significant amount of whose revenues are from the Company, with other forms and products produced by different manufacturers.

Operating expenses during 2003 increased over those of 2002 due to increased advertising and increased research and development costs related to the study activities of Pharma.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities in order to continue to compete on a national and international level.

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement (this registration statement has not been declared effective by the Securities and Exchange Commission) and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock, which investment is accounted for on the cost basis method.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

FIN 46R, Consolidation of Variable Interest Entities – an interpretation of ARB 51 (revised December 2003)

In December, 2003 the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that Scandasystems, a related party (See note 14), may qualify as a variable interest entity and we may initially consolidate Scandasystems beginning with our quarter ending March 31, 2004. Due to the fact that the company has no long-term contractual commitments or guarantees, our maximum exposure to loss is insignificant.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." (SFAS No. 150)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on its financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

As previously described, the Company is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public and is also involved in the research and development of potential prescription products. Certain key accounting policies that may affect the results of the Company are the timing of revenue recognition and sales incentives (including coupons, rebates, co-operative advertising and discounts); the classification of advertising expenses; and the fact that all research and development costs are expensed as incurred. Notes to Financial Statements, Note 2, Summary of Significant Accounting Policies, describes the Company's other significant accounting policies.

Revenue Recognition

Cold-remedy sales are recognized at the time ownership and risk of loss is transferred to the customer, which is primarily the time the shipment is received by the customer. In the case of the health and wellness segment sales are recognized at the time goods are shipped to the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience.

Advertising

Advertising costs are expensed within the period to which they relate. Advertising expense is made up of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as a deduction from sales; and bonus product, which is accounted for as part of cost of sales. The level of advertising expense to be incurred is determined each period to coincide with management's sales and marketing strategies. Advertising costs incurred for the years ended December 31, 2003, 2002 and 2001 were $5,483,465, $4,794,955 and $3,402,006, respectively. This expense item increased in 2003 due to active media and in-market advertising necessary to promote and support the COLD-EEZE® product. Included in prepaid expenses and other current assets was $68,000 and $236,875 at December 31, 2003 and December 31, 2002, respectively, relating to prepaid advertising expenses.

Research and Development

Research and development costs are charged to operations in the year incurred. Expenditures for the years ended December 31, 2003, 2002 and 2001 were $3,365,698, $2,663,291, and $1,331,639, respectively. Principally, research and development is part of the product research costs related to Pharma and study costs associated with COLD-EEZE. Expenditure for 2003 also includes study costs relating to COLD-EEZE Cold Remedy Nasal Spray. Pharma is currently involved in research activity that is expected to increase significantly over time as product research and testing progresses. The Company is at the initial stages of what may be a lengthy process to develop potential commercial prescription products.

RESULTS OF OPERATIONS

Twelve months ended December 31, 2003 compared with same period 2002

The Company has restated its 2002 consolidated financial statements herein, in order to properly reflect the accounting for certain warrants issued in 2002. See Note 15 to the Consolidated Financial Statements.

Revenues from continuing operations for 2003 were $41,499,163 compared to $29,420,646 for 2002, reflecting an increase of 41% in 2003. Revenues for 2003 comprised $20,474,969 relating to the cold-remedy segment, primarily the COLD-EEZE® product and $21,024,194 from the health and wellness segment, compared to 2002 revenues of $14,199,833 and $15,220,813, by respective segment. The 2002 cold-remedy revenues included an amount of $148,866 as a result of the settlement of the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor. The 2003 increase in the revenues of the cold-remedy segment may be attributable to management's strategy in supporting the COLD-EEZE product in the marketplace by way of media advertising and ongoing co-operative advertising initiatives with the Company's customer base. The segment may also have been influenced by media attention to the possibility of increased cold and influenza incidences during the 2003/2004 cold season. The health and wellness segment reported significantly increased revenues in 2003 of $5,803,380 over the prior year, primarily due to the continued recruitment by the Company of active independent representatives along with the Company entering the international market during the second quarter of 2003.

Cost of sales from continuing operations for 2003 as a percentage of net sales was 51.8%, compared to 58.8% for 2002. The cost of sales percentage for the cold-remedy segment was reduced in 2003 by 8.2% due to decreased costs of product bonus promotions and considerably reduced royalty charges attributable to the nasal and throat pop products, and also the 2002 amount included charges for inventory obsolescence. The cost of sales percentage for the health and wellness segment decreased in 2003 by 5.2% largely attributable to fluctuations in the commission expense payable to the independent representatives along with charges in 2002 as a result of obsolete inventory on hand.

Selling, marketing and administrative expenses from continuing operations for 2003 were $16,010,164 compared to $14,832,935 in 2002. The increase in 2003 was primarily due to increased media advertising of $845,055 necessary to support the COLD-EEZE product along with increased costs associated with the health and wellness segment of approximately $2,161,000 primarily related to the generation of increased revenues. The 2002 expenses included a non-cash charge of $2,100,000 for warrants granted in connection with consulting services with no comparable charge in 2003.

Research and development costs from continuing operations in 2003 and 2002 were $3,365,698 and $2,663,291, respectively. Principally, the increase of research and development in 2003 was due to increased expenses associated with the ongoing research and clinical activity of Pharma in the amount of $642,983.

During 2003, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $11,328,608 (58%) of the total operating expenses of $19,375,862, an increase of 2% over the 2002 amount of $11,143,588. The selling, general and administrative expenses related to Darius for 2003 and 2002 were $5,396,696 and $3,235,793, respectively.

Revenues of CPNP (discontinued operations) for the twelve months periods ended December 31, 2003 and 2002 were $59,824, and $2,040,312, respectively, net losses for the same periods were $54,349 and $1,322,355. The results of CPNP are represented as discontinued operations in the Statements of Operations and Balance Sheets.

Total assets of the Company at December 31, 2003 and 2002 were $26,269,759 and $24,934,956, respectively. Working capital increased by $1,595,405 to $18,257,354 at December 31, 2003. The primary influences on working capital during 2003 were: the decrease in cash balances, increased account receivable balances due to increased revenues, reductions in inventory on hand as a result of increased revenues and management control; other current liabilities and accrued royalty and sales commissions both increased due to improved sales activity in 2003.

Twelve months ended December 31, 2002 compared with same period 2001

Revenues from continuing operations for 2002 were $29,420,646 compared to $22,772,214 for 2001, reflecting an increase of 29%. 2002 revenues comprised $14,199,833 relating to the COLD-EEZE® product (cold-remedy segment) and $15,220,813 from Darius (health and wellness segment), compared to 2001 revenues of $16,983,635 and $5,788,579, by respective segment. The 2001 COLD-EEZE revenues included an amount of $1,546,592 as a result of the settlement of the infringement suit against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor as compared to $148,866 in 2002. 2002 revenues report a reduction in COLD-EEZE sales of $2,783,802 due to the compression of the cold-remedy category in general despite the increase in the incidences of the common cold. In addition, the weak economic conditions resulted in lower carrying amounts of inventory by our customers and reduced order size and frequency. The health and wellness segment reported significantly increased revenues in 2002 primarily due to strong marketing and promotion programs effected throughout 2002.

Cost of sales from continuing operations for 2002 as a percentage of net sales was 58.8%, compared to 48.2% for 2001. The 2002 increase is primarily due to the effects of the significantly increased revenues from the health and wellness segment whose cost of sales as a percentage of sales were 71% and 67% for 2002 and 2001, respectively, reflecting this segment's lower profit margin compared to that of COLD-EEZE cold-remedy segment.

Selling, marketing and administrative expenses from continuing operations for 2002 were $14,832,935 compared to $10,650,555 in 2001. The increase in 2002 was primarily due to increased advertising of $1,392,952 necessary to support the COLD-EEZE product and a non-cash charge of $2,100,000 in 2002 for warrants granted in connection with consulting services.

Research and development costs from continuing operations in 2002 and 2001 were $2,663,291 and $1,331,639, respectively. Principally, the increase of research and development in 2002 was due to expenses associated with the ongoing research and clinical activity of Pharma in the amount of $1,096,492.

During 2002, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $11,143,588 (64%) of the total operating expenses of $17,496,226, an increase of 60% over the 2001 amount of $6,983,346. The selling, general and administrative expenses related to Darius for 2002 and 2001 were $3,235,793 and $2,457,236, respectively.

Revenues of Caribbean Pacific Natural Products, Inc. (discontinued operations) for the twelve months ended December 31, 2002 and 2001 were $2,040,312, and $2,176,470, respectively, net losses for the same periods were $1,322,355 and $718,156. The loss relating to 2002 includes an amount of $633,233 relating to the asset impairment. The results of Caribbean Pacific Natural Products are represented as discontinued operations in the statements of operations with balance sheet items being represented as assets held for sale and liabilities associated with assets held for sale.

Total assets of the Company at December 31, 2002 and 2001 were $24,934,956 and $24,755,795, respectively. Working capital decreased by $1,963,872 to $16,661,949 at December 31, 2002. The primary influences on working capital during 2002 were: the increase in cash balances, which was assisted by exercises of warrants and options during 2002; reductions in inventory on hand; increased advertising accruals due to increased activity; and increased liabilities resulting from the fair value of warrants granted associated with consulting services.

MATERIAL COMMITMENTS AND SIGNIFICANT AGREEMENTS

The Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future. A significant amount of the revenues received by the facility producing the COLD-EEZE® lozenge is from the Company.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

There are significant royalty and commission agreements between the Company and the developer of the Company's COLD-EEZE zinc gluconate glycine lozenge products. The Company has entered into royalty and consulting agreements with the developer that requires payment of 5% on sales collected, less certain deductions, and with the founders, who are officers, directors and stockholders of the Company, who share a commission of 5% on sales collected, less certain deductions. The agreements with the developers expire in 2007, and with the founders in 2005.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during 2003 and 2002 were $880,091 and $678,454, respectively. Amounts payable under such agreement at December 31, 2003 and 2002 were $68,388 and $63,866, respectively.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014. Amounts paid or payable under such agreement during the twelve month period ended December 31, 2003 were $26,613, with zero in the 2002 comparable period. An amount of $1,613 relating to this agreement was accrued or payable at December 31, 2003.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2003, 2002 and 2001, of $255,078, $236,304 and $218,456, respectively. The future minimum lease obligations under these operating leases are approximately $565,000.

The Company has approximate future obligations relating to research and development and property leases, over the next five years, as follows:

Year	Research and Development	Property Leases	Total
2004	$ 1,500,000	$ 212,000	$ 1,712,000
2005	–	198,000	198,000
2006	–	98,000	98,000
2007	–	57,000	57,000
2008	–	–	–
Total	$ 1,500,000	$ 565,000	$ 2,065,000

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $18,257,354 and $16,661,949 at December 31, 2003 and 2002, respectively. Changes in working capital overall have been primarily due to the following items: cash balances have decreased by $1,504,991, account receivable balances increased by $3,673,760 due to increased revenues in 2003, particularly the fourth quarter, inventory decreased by $773,858 due to increased sales activity and the management of inventory levels. Total cash balances at December 31, 2003 were $11,392,089 compared to $12,897,080 at December 31, 2002.

Management believes that its revised strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, its diversified distribution methods as it relates to the health and wellness business segment, adequate manufacturing capacity, growth in international sales together with its current working capital should provide an internal source of capital to fund the Company's business operations. The cold-remedy and health and wellness segments contribute current expenditure support in relation to the ethical pharmaceutical segment. In addition to anticipated funding from operations, the Company and its subsidiaries may in the short and long term raise capital through the issuance of equity securities to finance anticipated growth.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales, revenues or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations along with its current cash balances will be sufficient to finance working capital and capital expenditure requirements for at least the next twelve months.

IMPACT OF INFLATION

The Company is subject to normal inflationary trends and anticipates that any increased costs should be passed on to its customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest earning marketable securities.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's product, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

CERTAIN RISK FACTORS

The Quigley Corporation makes no representation that the U.S. Food and Drug Administration or any other regulatory agency will grant an Investigational New Drug ("IND") or take any other action to allow its formulations to be studied or marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the Food and Drug Administration. Additionally, data that demonstrates activity or effectiveness in animals or in-vitro tests do not necessarily mean the formula test compound, referenced herein will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission.

RESPONSIBILITY *for*

FINANCIAL STATEMENTS

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

Guy J. Quigley
Chairman of the Board
President, Chief Executive Officer
March 26, 2004

George J. Longo
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
March 26, 2004

REPORT *of*

INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE QUIGLEY CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of The Quigley Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 15, the Company's 2002 consolidated financial statements have been restated to revise the accounting for certain warrants.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 26, 2004

CONSOLIDATED

BALANCE SHEETS

	December 31, 2003	December 31, 2002 (Restated – Note 15)
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 11,392,089	$ 12,897,080
Accounts receivable (net of doubtful accounts of $808,812 and $737,782)	7,861,883	4,188,123
Inventory	3,752,903	4,526,761
Prepaid expenses and other current assets	733,597	490,117
Assets of discontinued operations	–	374,007
TOTAL CURRENT ASSETS	23,740,472	22,476,088
PROPERTY, PLANT AND EQUIPMENT – net	2,418,159	2,336,736
OTHER ASSETS:		
Goodwill	30,763	30,763
Other assets	80,365	1,000
Assets of discontinued operations	–	90,369
TOTAL OTHER ASSETS	111,128	122,132
TOTAL ASSETS	$ 26,269,759	$ 24,934,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 524,136	$ 394,675
Accrued royalties and sales commissions	1,594,457	1,146,495
Accrued advertising	1,354,536	1,559,575
Accrued consulting	–	975,000
Other current liabilities	2,009,989	1,353,383
Liabilities of discontinued operations	–	385,011
TOTAL CURRENT LIABILITIES	5,483,118	5,814,139
COMMITMENTS AND CONTINGENCIES (Note 12)		
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000; Issued: 16,149,079 and 16,102,670 shares	8,074	8,051
Additional paid-in-capital	34,281,449	33,290,222
Retained earnings	11,685,277	11,010,703
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	20,786,641	19,120,817
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,269,759	$ 24,934,956

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS *of* OPERATIONS

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
NET SALES	$41,499,163	$29,271,780	$21,225,622
LICENSING FEES	–	148,866	1,546,592
TOTAL REVENUE	41,499,163	29,420,646	22,772,214
COST OF SALES	21,487,763	17,208,836	10,220,849
GROSS PROFIT	20,011,400	12,211,810	12,551,365
OPERATING EXPENSES:			
Sales and marketing	6,166,318	4,941,174	3,220,789
Administration	9,843,846	9,891,761	7,429,766
Research and development	3,365,698	2,663,291	1,331,639
TOTAL OPERATING EXPENSES	19,375,862	17,496,226	11,982,194
INCOME (LOSS) FROM OPERATIONS	635,538	(5,284,416)	569,171
INTEREST AND OTHER INCOME	93,385	152,313	364,949
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES	728,923	(5,132,103)	934,120
INCOME TAXES	–	–	–
INCOME (LOSS) FROM CONTINUING OPERATIONS	728,923	(5,132,103)	934,120
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	(54,349)	(689,122)	(718,156)
Loss on impairment related to investment in sun-care and skincare operations	–	(633,233)	–
NET INCOME (LOSS)	$ 674,574	$(6,454,458)	$ 215,964
Basic earnings per common share:			
Income (loss) from continuing operations	$ 0.06	$ (0.47)	$ 0.09
Loss from discontinued operations	–	(0.12)	(0.07)
Net Income (loss)	$ 0.06	$ (0.59)	$ 0.02
Diluted earnings per common share:			
Income (loss) from continuing operations	$ 0.05	$ (0.47)	$ 0.09
Loss from discontinued operations	–	(0.12)	(0.07)
Net Income (loss)	$ 0.05	$ (0.59)	$ 0.02
Weighted average common shares outstanding:			
Basic	11,467,087	10,893,944	10,675,153
Diluted	14,910,246	10,893,944	10,750,687

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS *of*

STOCKHOLDERS' EQUITY

	Common Stock Shares	Issued Amount	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total
BALANCE JANUARY 1, 2001	**10,655,153**	**$7,636**	**$28,871,887**	**$(25,158,028)**	**$17,249,197**	**$20,970,692**
Treasury stock	(30,000)			(30,131)		(30,131)
Shares issued for net assets acquired	50,000	25	43,725			43,750
Net income					215,964	215,964
BALANCE DECEMBER 31, 2001	**10,675,153**	**7,661**	**28,915,612**	**(25,188,159)**	**17,465,161**	**21,200,275**
Tax benefits from options, warrants & common stock			828,177			828,177
Tax benefit allowance			(828,177)			(828,177)
Warrants issued for service (Restated – Note 15)			1,125,000			1,125,000
Proceeds from options and warrants exercised	781,464	390	3,249,610			3,250,000
Net loss					(6,454,458)	(6,454,458)
BALANCE DECEMBER 31, 2002 (Restated – Note 15)	**11,456,617**	**8,051**	**33,290,222**	**(25,188,159)**	**11,010,703**	**19,120,817**
Tax benefits from options, warrants & common stock			133,014			133,014
Tax benefit allowance			(133,014)			(133,014)
Warrants issued for service			975,000			975,000
Proceeds from options and warrants exercised	46,409	23	16,227			16,250
Net income					674,574	674,574
BALANCE DECEMBER 31, 2003	**11,503,026**	**$8,074**	**$34,281,449**	**$(25,188,159)**	**$11,685,277**	**$20,786,641**

See accompanying notes to consolidated financial statements

CONSOLIDATED

STATEMENTS *of* CASH FLOWS

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
OPERATING ACTIVITIES:			
Net income (loss)	$ 674,574	$(6,454,458)	$ 215,964
Adjustments to reconcile net income (loss) to net cash provided by (used in) continuing operations:			
Loss from discontinued operations	54,349	689,122	718,156
Loss on impairment related to discontinued operations	–	633,233	–
Depreciation and amortization	473,593	409,068	458,741
Compensation satisfied with common stock warrants	–	2,100,000	–
Bad debts provision	71,030	18,472	183,014
(Increase) decrease in assets:			
Accounts receivable	(3,744,790)	(31,201)	(448,426)
Inventory	773,858	1,564,459	862,832
Prepaid expenses and other current assets	(243,480)	958,040	(328,528)
Increase (decrease) in liabilities:			
Accounts payable	129,461	(424,130)	11,769
Accrued royalties and sales commissions	447,962	277,874	(541,126)
Accrued advertising	(205,041)	890,783	(1,069,081)
Other current liabilities	656,608	508,922	(412,175)
Total adjustments	(1,586,450)	7,594,642	(564,824)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(911,876)	1,140,184	(348,860)
INVESTING ACTIVITIES:			
Capital expenditures	(555,016)	(580,861)	(343,614)
Cost of net assets acquired	–	–	(30,763)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(555,016)	(580,861)	(374,377)
FINANCING ACTIVITIES:			
Proceeds from exercises of options and warrants	16,250	3,250,000	–
Repurchase of common stock	–	–	(30,131)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	16,250	3,250,000	(30,131)
NET CASH USED IN DISCONTINUED OPERATIONS	(54,349)	(596,548)	(844,911)
NET (DECREASE) INCREASE IN CASH	(1,504,991)	3,212,775	(1,598,279)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	12,897,080	9,684,305	11,282,584
CASH & CASH EQUIVALENTS, END OF PERIOD	$11,392,089	$12,897,080	$9,684,305

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

The Quigley Corporation (www.quigleyco.com, the "Company"), organized under the laws of the state of Nevada, is engaged in the development, manufacturing, and marketing of health and homeopathic products that are being offered to the general public, and the research and development of potential prescription products. The Company is organized into three business segments, which are, cold-remedy, health and wellness, and ethical pharmaceutical. For the fiscal periods presented, the Company's revenues have come from the Company's cold-remedy business segment and the health and wellness business segment.

The Company's principal cold-remedy product, COLD-EEZE®, a zinc gluconate glycine formulation (ZIGG™) is an over-the-counter consumer product used to reduce the duration and severity of the common cold and is sold in lozenge, sugar-free tablet and nasal spray forms and is proven in two double-blind clinical studies to reduce the duration and severity of common cold symptoms by nearly half.

Darius was formed in January 2000 to introduce new products to the marketplace through a network of independent distributors. Darius is a direct selling organization specializing in proprietary health and wellness products, which commenced shipping product to customers in the third quarter of 2000. The continued success of this segment is dependent, among other things, on the Company's ability to recruit and maintain active independent representatives; to continue to make available new and innovative products and services; continue to conform with domestic and international regulatory agencies; and to maintain and improve adequate system capabilities. The foregoing risks could result in significant reductions in revenues and profitability of the health and wellness segment.

The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace serving as a balance to the seasonal revenue cycles of the COLD-EEZE branded products.

In January 2001, the Company formed an ethical pharmaceutical unit, Pharma, a wholly-owned subsidiary of the Company, the ethical pharmaceutical segment, that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. The establishment of a dedicated pharmaceutical subsidiary may enable the Company to diversify into the prescription drug market and to ensure safe and effective distribution of these important potential new products currently under development. At this time, three patents have been issued and assigned to the Company resulting from research activity of Pharma.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc. ("CPNP"), a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). See discussion in Notes to Financial Statements, Note 3 - Discontinued Operations.

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

The Company competes with suppliers varying in range and size in the cold-remedy products arena. Because COLD-EEZE® has been clinically proven, it offers a significant advantage over other suppliers in the over-the-counter cold-remedy market. The Company has several Broker, Distributor and Representative Agreements, both nationally and internationally and the product is distributed through numerous independent and chain drug and discount stores throughout the United States.

The Company continues to use the resources of independent national and international brokers complementing its own in-house personnel to represent the Company's over-the-counter cold-remedy products, thereby saving capital and other ongoing expenditures that would otherwise be incurred.

Pharma, a wholly owned subsidiary of the Company, the ethical pharmaceutical segment, is currently undergoing research and development activity in compliance with regulatory requirements. The Company is at the initial stages of what may be a lengthy process to develop these patent applications into a line of naturally-derived patented prescription drugs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position, consolidated results of operations and consolidated cash flows, for the periods indicated, have been made. Prior period amounts have been reclassified to conform with this presentation.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc. ("CPNP"), a leading developer and marketer of all-natural sun-care and skincare products for luxury resorts, theme parks and spas. In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast"). In exchange for its 60% equity interest in CPNP, the Company shall receive: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement (this registration statement has not been declared effective by the Securities and Exchange Commission) and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share.

The Company owns 19.5% of Suncoast's issued and outstanding capital stock, which investment is accounted for on the cost basis method. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations and the Consolidated Balance Sheets.

On January 2, 2001, the Company acquired certain assets and assumed certain liabilities of a privately held company, located in Utah, involved in the direct marketing and distribution of health and wellness products. This acquisition required cash payments that approximated $110,000 and 50,000 shares of the Company's stock issued to the former owners of the net assets acquired. The net assets acquired included assets totaling $536,000 and liabilities assumed approximating $416,000. Also required were payments totaling $540,000 for the use of product formulations; consulting; confidentiality and a non-compete agreement. To maintain the continuous application of these arrangements, fees of 5% on net sales collected must be paid to the former owners which are expensed as incurred. The operating results have been included in the Company's Consolidated Statements of Operations from the date of acquisition. Prior to January 1, 2002, the excess of cost over net assets acquired had been subject to amortization on a straight-line basis over a period of 15 years. Subsequent to 2001, the account will only be reduced if the value becomes impaired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out ("FIFO") method of determining cost for all inventories. Inventories included raw material amounts of approximately $729,000 and $337,000 at December 31, 2003 and 2002, respectively.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

Goodwill and Intangible Assets

Patent rights have been amortized on a straight-line basis over the period of the related licensing agreements, which approximated 67 months and were fully amortized as of March 2002. Amortization costs incurred for the twelve months periods ended December 31, 2003, 2002 and 2001, were zero and $21,940 and $87,761, respectively.

As of December 31, 2003 and December 31, 2002, intangible assets consist of goodwill of $30,763. Goodwill is not amortized but reviewed for impairment when events and circumstances indicate the carrying amount may not be recoverable or on an annual basis. In 2002, the Company realized an impairment loss of $296,047 relating to goodwill in CPNP, which was reflected in discontinued operations.

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with four major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 23% for the years ended December 31, 2003 and 2002, and 35% for the year ended December 31, 2001. Customers comprising the five largest accounts receivable balances represented 34% and 44% of total trade receivable balances at December 31, 2003 and 2002, respectively. During 2003, approximately 97% of the Company's revenues originated in the United States with the remainder being attributable to international trade.

The Company currently uses separate suppliers to produce COLD-EEZE® in lozenge, sugar-free tablet and nasal spray form. The Company's revenues are currently generated from the sale of the COLD-EEZE product with the remaining revenue coming from the health and wellness segment. The lozenge form is manufactured by a contract manufacturer, a significant amount of whose revenues are from the Company. The other forms are manufactured by third parties that produce a variety of other products for other customers. Should these relationships terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Raw material used in the production of the product is available from numerous sources. Currently, it is being procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply the contract manufacturer with the ingredients, other sources have been identified.

Darius' product for resale is sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with product, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

Long-lived Assets

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows, a loss is recognized in the Statement of Operations. In 2002, in addition to its goodwill impairment loss in CPNP, the Company realized an additional impairment loss of $337,186 from its investment in CPNP, which was reflected in discontinued operations. The total impairment loss of $633,233 was reflected in discontinued operations.

Revenue Recognition

Sales are recognized at the time ownership is transferred to the customer, which for the cold-remedy segment is the time the shipment is received by the customer and for the health and wellness segment, when the product is shipped to the customer. Sales returns and allowances are provided for in the period that the related sales are recorded. Provisions for these reserves are based on historical experience. Total revenues for the twelve months periods ended December 31, 2003, 2002 and 2001 include amounts of zero, $148,866 and $1,546,592, respectively, as a result of the settlement of the infringement suit, related to licensing fees, against Gel Tech, LLC, the developer of Zicam™, and Gum Tech International, Inc., its distributor.

Shipping and Handling

Product sales relating to health and wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For cold-remedy products, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date of the Company's public inception. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2003, 2002 and 2001 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net income (loss)			
As reported	$ 674,574	$ (6,454,458)	$ 215,964
Compensation expense	(2,026,720)	(2,072,220)	(244,000)
Pro forma	$ (1,352,146)	$ (8,526,678)	$ (28,036)
Basic earnings (loss) per share			
As reported	$ 0.06	$ (0.59)	$ 0.02
Pro forma	$ (0.12)	$ (0.78)	–
Diluted earnings (loss) per share			
As reported	$ 0.05	$ (0.59)	$ 0.02
Pro forma	$ (0.12)	$ (0.78)	–

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

A total of 424,000, 477,000 and 400,000 stock options were granted to employees and non-employees in 2003, 2002 and 2001, respectively.

Royalties

The Company includes royalties and founders commissions incurred as cost of sales based on agreement terms.

Advertising

Advertising costs are expensed within the period in which they are utilized. Advertising expense is comprised of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising costs incurred for the years ended December 31, 2003, 2002 and 2001 were $5,483,465, $4,794,955 and $3,402,006, respectively. Included in prepaid expenses and other current assets was $68,000 and $236,875 at December 31, 2003 and 2002 relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2003, 2002 and 2001 were $3,365,698, $2,663,291 and $1,331,639, respectively. Principally, the increase in research and development costs in 2003 was due to expenses incurred as part of the product research costs related to Pharma and study costs associated with COLD-EEZE®. Pharma is currently involved in research activity following patent applications that the Company has acquired and research and development costs, relating to potential products, are expected to increase significantly over time as product research and testing continues.

Income Taxes

The Company utilizes an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. See Notes to Financial Statements, Note 8 - Income Taxes for further discussion.

NOTE 3 – DISCONTINUED OPERATIONS

Effective July 1, 2000, the Company acquired a 60% ownership position of CPNP and was accounted for by the purchase method of accounting and accordingly, the operating results were included in the Company's consolidated financial statements from the date of acquisition. This majority ownership position required a cash investment that approximated $812,000 and the provision for a $1 million line of credit, collateralized by inventory, accounts receivable and all other assets of CPNP. The net assets of CPNP at the acquisition date principally consisted of a product license and distribution rights with no recorded value, inventory and fixed assets of $312,915 and $510,000 of working capital with a contribution to minority interest of $329,166.

In December 2002, the Board of Directors of the Company approved a plan to sell CPNP. On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast. In exchange for its 60% equity interest in CPNP, the Company received: (i) 750,000 shares of Suncoast's common stock, which Suncoast has agreed, at its cost and within 60 days from the closing, to register for public resale through an appropriate registration statement (this registration statement has not been declared effective by the Securities and Exchange Commission) and (ii) 100,000 shares of Suncoast's Series A Redeemable Preferred Stock, which bears interest at a rate of 4.25% per annum and which is redeemable from time to time after March 31, 2003 in such amounts as is equal to 50% of the free cash flow reported by Suncoast in the immediately preceding quarterly financial statements divided by the redemption price of $10.00 per share. The Company owns 19.5% of Suncoast's issued and outstanding capital stock valued at $79,365, which investment is accounted for on the cost basis method, representing the Company's share of the fair value of Suncoast at the time the transaction was recorded, this amount is included in Other Assets in the Consolidated Balance Sheets. During August 2003, a registration statement was filed but an effective date has not been determined. The disposal of CPNP was completed in order to allow the Company to focus resources on other activities and clinical research and development.

Sales of CPNP for all periods commencing on the date of acquisition on July 1, 2000 up to date of disposal on January 22, 2003, were $5,075,472, cumulative net losses during that period were $2,232,620. The loss includes an amount of $633,233 relating to the asset impairment, reported in 2002. Revenues of CPNP for the twelve months periods ended December 31, 2003, 2002 and 2001 were $59,824 and $2,040,312 and $2,176,470, respectively, net losses for the same periods $54,349, $1,322,355 and $718,155, respectively. Results of CPNP are presented as discontinued operations in the Consolidated Statements of Operations and in the Consolidated Balance Sheets.

The major classes of balance sheet items of discontinued operations at December 31, 2002 were inventory, accounts receivable, property, plant and machinery and accounts payable.

NOTE 4 – SEGMENT INFORMATION

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standard Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Other.

The Company has divided its operations into three reportable segments as follows: The Quigley Corporation (cold-remedy), whose main product is COLD-EEZE®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (health and wellness), whose business is the sale and direct marketing of a range of health and wellness products and Pharma, (ethical pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products.

As discussed in Notes to Financial Statements, Note 3 - Discontinued Operations, the Company disposed of its sun-care and skincare segment.

Financial information relating to 2003, 2002 and 2001 continuing operations by business segment follows:

As of and for the twelve months ended December 31, 2003	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$20,474,969	$21,024,194	–	–	$41,499,163
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	1,699,378	1,791,454	$(2,855,294)	–	635,538
Depreciation	318,419	155,174	–	–	473,593
Capital expenditures	414,129	140,887	–	–	555,016
Total assets	$24,892,338	$ 3,881,970	–	$(2,504,549)	$26,269,759

As of and for the twelve months ended December 31, 2002	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$14,199,833	$15,220,813	–	–	$29,420,646
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	(4,839,359)	1,103,610	$(1,604,753)	$ 56,086	(5,284,416)
Depreciation	262,724	124,404	–	–	387,128
Capital expenditures	290,983	289,878	–	–	580,861
Total assets	$26,223,476	1,401,867	–	$(2,690,387)	$24,934,956

As of and for the twelve months ended December 31, 2001	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$16,983,635	$ 5,788,579	–	–	$22,772,214
Inter-segment	116,385	(176,412)	–	$ 60,027	–
Segment operating profit (loss)	1,638,264	(729,374)	$ (467,436)	127,717	569,171
Depreciation	269,392	74,269	–	–	343,661
Capital expenditures	176,282	167,332	–	–	343,614
Total assets	$26,726,729	$ 826,946	–	$(2,797,880)	$24,755,795

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:	December 31, 2003	December 31, 2002
Land	$ 152,203	$ 152,203
Buildings and improvements	1,513,958	1,503,641
Machinery and equipment	1,432,818	1,061,852
Computer software	570,001	462,032
Furniture and fixtures	195,000	180,287
	3,863,980	3,360,015
Less: accumulated depreciation	1,445,821	1,023,279
Property, plant and equipment, net	$ 2,418,159	$ 2,336,736

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $473,593, $387,128, and $343,661, respectively.

NOTE 6 – OTHER CURRENT LIABILITIES

Included in other current liabilities are $458,359 and $177,366 related to accrued compensation at December 31, 2003 and 2002, respectively.

NOTE 7 – PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000, was valued at the fair value of these shares at the date of the grant. This asset value was amortized over the remaining life of the patent that expired in March 2002. The Company was required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expired in 2002.

The Company also maintains a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, expiring in 2007. Additionally, a founder's commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expire in 2005.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014.

The expenses for the respective periods relating to such agreements amounted to $1,805,294, $1,421,475, and $1,399,847, for the years ended December 31, 2003, 2002 and 2001, respectively. Amounts accrued for these expenses at December 31, 2003 and 2002 were $915,109 and $603,387, respectively.

Amounts included in accrued royalties and sales commissions in the balance sheets at December 31, 2003 and 2002, apportioned between related party and other balances, are as follows:

	2003	2002
Related party balances	$ 456,748	$ 301,695
Other non-related party balances	1,137,709	844,800
Total accrued royalties and sales commissions	$ 1,594,457	$ 1,146,495

NOTE 8 – INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated – Note 15)	Year Ended December 31, 2001
Current:			
Federal	–	–	–
State	–	–	–
	–	–	–
Deferred:			
Federal	$ (660,321)	$ (700,798)	$ 340,861
State	(71,457)	133,544	(24,977)
	(731,778)	(567,254)	315,884
Valuation allowance	731,778	567,254	(315,884)
Total	–	–	–

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated – Note 15)	Year Ended December 31, 2001
Statutory rate	$ 247,834	$ (1,744,916)	$ 317,600
State taxes net of federal benefit	(47,162)	88,139	(17,134)
Permanent differences and other	(932,450)	1,089,523	15,418
	(731,778)	(567,254)	315,884
Less valuation allowance	731,778	567,254	(315,884)
Total	–	–	–

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002 (Restated – Note 15)	Year Ended December 31, 2001
Net operating loss carry-forward	$ 5,313,829	$ 4,459,068	$ 3,082,051
Consulting costs	–	380,250	305,019
Bad debt expense	331,849	187,992	263,654
Other	381,802	152,788	133,943
Valuation allowance	(6,027,480)	(5,180,098)	(3,784,667)
Total	–	–	–

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. Certain tax benefits for option and warrant exercises totaling $1,871,986 are deferred and will be credited to additional-paid-in-capital when existing net operating losses are used. The cumulative tax deduction attributable to options, warrants and restricted stock is $47,520,526, which resulted in the net operating loss carry-forwards that approximate $13.6 million for federal purposes, of which $3.5 million will expire in 2019, $4.0 million in 2020, $6.1 million in 2022 and $13.8 million for state purposes, of which $9.7 million will expire in 2009, $3.0 million in 2010, and $1.1 million in 2012. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 9 – EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	Year Ended December 31, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001		
	Income	Shares	EPS	Loss	Shares	EPS	Income	Shares	EPS
Basic EPS	$0.7	11.5	$0.06	$(5.1)	10.9	$(0.47)	$0.9	10.7	$0.09
Dilutives:									
Options and Warrants	–	3.4		–	–		–	0.1	
Diluted EPS	$0.7	14.9	$0.05	$(5.1)	10.9	$(0.47)	$0.9	10.8	$0.09

Options and warrants outstanding at December 31, 2003, 2002 and 2001 were 4,601,000, 4,262,500 and 4,014,000, respectively, but were not included in the 2002 computation of diluted earnings per share because the effect was anti-dilutive.

NOTE 10 – STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2001 and provides for the granting of up to three million shares to employees. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of 424,000, 477,000 and 400,000 options were granted under this Plan during the years ended December 31, 2003, 2002 and 2001, respectively.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2003, 2002 and 2001 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts as displayed in Notes to Financial Statements, Note 2 – Summary of Significant Accounting Policies.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on either fair values agreed upon with the grantees or fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the periods presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility ranging between 67.9% and 120% for the year ended December 31, 2003, ranging between 108.0% and 119.2% for the year ended December 31, 2002 and 58.9% for the year ended December 31, 2001; expected dividend yield of 0% and risk-free interest rate of between 3.37% and 4.5% for the year ended December 31, 2003, expected dividend yield of 0% and risk-free interest rate ranging between 4.06% and 4.51% for the year ended December 31, 2002, expected dividend yield of 1.5% and risk-free interest rate of 4.36% for the year ended December 31, 2001, based on the expected life of the option. The impact of applying SFAS No. 123 in this pro forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123 does not apply to stock options granted prior to the beginning of fiscal year 1996 and additional stock options awards are anticipated in future years. All options were immediately vested upon grant.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2003, 2002 and 2001 and changes during the years then ended is presented below:

Year Ended December 31, 2003:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	3,363	$4.45	900	$8.86	4,263	$5.38
Additions/deductions:						
Granted	394	8.11	280	9.35	674	8.63
Exercised	16	0.83	35	1.00	51	0.95
Cancelled	255	5.35	30	3.25	285	5.13
Options/warrants outstanding at end of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Options/warrants exercisable at end of period	3,486		1,115		4,601	
Weighted average fair value of grants	$4.78		$1.63		$3.47	
Price range of options/warrants exercised	$0.81 - $ 1.26		$0.81 - $ 1.26		$0.81 - $ 1.26	
Price range of options/warrants outstanding	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	
Price range of options/warrants exercisable	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	

Year Ended December 31, 2002:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	3,009	$4.32	1,005	$6.73	4,014	$4.92
Additions/deductions:						
Granted	432	5.26	1,045	8.12	1,477	7.28
Exercised	58	1.68	800	4.72	858	4.51
Cancelled	20	9.84	350	10.00	370	10.00
Options/warrants outstanding at end of period	3,363	$4.45	900	$8.86	4,263	$5.38
Options/warrants exercisable at end of period	3,363		900		4,263	
Weighted average fair value of grants	$4.34		$0.84		$1.87	
Price range of options/warrants exercised	$0.81 - $ 5.13		$ 1.75 - $ 6.50		$ 0.81 - $ 6.50	
Price range of options/warrants outstanding	$0.81 - $10.00		$ 0.81 - $11.50		$ 0.81 - $11.50	
Price range of options/warrants exercisable	$0.81 - $10.00		$ 0.81 - $11.50		$ 0.81 - $11.50	

Year Ended December 31, 2001:

	Employees		Non-Employees		Total	
	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price	Shares (,000)	Weighted Average Exercise Price
Options/warrants outstanding at beginning of period	2,747	$4.68	1,370	$5.42	4,117	$4.93
Additions/deductions:						
Granted	355	1.26	45	1.26	400	1.26
Exercised	–	–	–	–	–	–
Cancelled	93	3.35	410	1.75	503	2.05
Options/warrants outstanding at end of period	3,009	$4.32	1,005	$6.73	4,014	$4.92
Options/warrants exercisable at end of period	3,009		1,005		4,014	
Weighted average fair value of grants	$0.69		$0.69		$0.69	
Price range of options/warrants exercised	–		–		–	
Price range of options/warrants outstanding	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	
Price range of options/warrants exercisable	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2003:

	Employees			Non-Employees		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.81 - $2.50	1,627,500	4.3	$ 1.62	35,000	7.4	$ 1.00
$5.13 - $9.68	1,523,500	7.0	$ 7.09	580,000	1.3	$ 8.70
$10.00 - $11.50	335,000	3.3	$10.00	500,000	1.8	$10.75
	3,486,000			1,115,000		

Options and warrants outstanding as of December 31, 2003, 2002 and 2001 expire from March 7, 2004 through October 29, 2013, depending upon the date of grant.

During 1999, the Company implemented a defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions. The Company's contribution cost to the plan in 2003 and 2002 was approximately $201,000 and $179,000, respectively.

NOTE 11 – TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the Plan until December 31, 2003, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during either 2003 or 2002, an amount of 30,000 shares were repurchased during 2001 at a cost to the Company of $30,131.

As a result of the litigation relating to the case against Nutritional Foods Corporation, in March of 1998, a subsequent order of the Court of Common Pleas of Bucks County modified the decree of January 23, 1997 to provide for a return to treasury of 604,928 shares to the Company. As payment for legal services, 118,066 of these shares were reissued with a market value of approximately $1,145,358. This value, the cost of reacquiring these shares, then became the value of the net treasury stock ($2.35 per share) represented by 486,862 shares returned to treasury.

On April 9, 2002, The Quigley Corporation entered into an agreement with Forrester Financial LLC, ("Forrester") providing for Forrester to act as a financial consultant to the Company. The consulting agreement commenced as of March 7, 2002 for a term of twelve months, but may be terminated by the Company in its sole discretion at any time. As compensation for services to be provided by Forrester to the Company, the Company granted to Forrester, or its designees, warrants to purchase up to a total of 1,000,000 shares of the Company's common stock. The Company's financial statements reflect a $1,125,000 (restated) non-cash charge in 2002 resulting from the granting and exercising of these warrants. The warrants have three exercise prices, 500,000 warrants exercisable at $6.50 per share, which were exercised in May 2002 resulting in cash to the Company in the amount of $3,250,000, 250,000 warrants exercisable at $8.50 per share, and 250,000 warrants exercisable at $11.50 per share. The warrants were initially exercisable until the earlier to occur of (i) March 6, 2003 or (ii) the termination of the Consulting Agreement.

On December 7, 2002, Forrester commenced an action by a Writ of Summons filed in the Court of Common Pleas of Bucks County, PA against The Quigley Corporation. No Complaint was filed detailing the claim of Forrester against The Quigley Corporation. This action was terminated with prejudice by Forrester as part of its Amended and Restated Warrant Agreement (the "Amended Agreement") with The Quigley Corporation on February 2, 2003 whereby certain warrants that were scheduled to expire on March 7, 2003 were extended to March 7, 2004 (warrants to purchase 250,000 shares at $8.50; warrants to purchase 250,000 shares at $11.50) are no longer cancelable by the Company. As an additional part of this agreement, Forrester was granted warrants to purchase 250,000 shares at any time until March 7, 2004 at the price of $9.50 a share. As a result of this Amended Agreement the Company recorded a further non-cash charge of $975,000 (restated) in the fourth quarter of 2002, amounting to a total expense of $2,100,000, classified as administrative expense in the Consolidated Statement of Operations, relating to this warrant agreement in 2002. Additionally, $975,000 is reflected in the Consolidated Balance Sheet at December 31, 2002, which represented the value of the unexercised warrants and is included in accrued liabilities. On March 7, 2003 this liability was converted to equity.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2003, 2002 and 2001, of $255,078, $236,304 and $218,456, respectively. The Company has approximate future obligations over the next five years as follows:

Year	Research and Development	Property Leases	Total
2004	$ 1,500,000	$ 212,000	$ 1,712,000
2005	–	198,000	198,000
2006	–	98,000	98,000
2007	–	57,000	57,000
2008	–	–	–
Total	$ 1,500,000	$ 565,000	$ 2,065,000

Additional advertising and research and development costs are expected to be incurred during the remainder of 2004.

During 1996, the Company entered into a licensing agreement resulting in the utilization of the zinc gluconate patent. In return for the acquisition of this license, the Company issued a total of 240,000 shares of common stock to the patent holder and attorneys during 1996 and 1997. The related intangible asset, approximating $490,000 was amortized over the remaining life of the patent that expired in March 2002. The Company was required to pay a 3% royalty on sales collected, less certain deductions, to the patent holder throughout the term of this agreement, which also expired in 2002.

The Company also maintains a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, expiring in 2007. Additionally, a founder's commission totaling 5%, on sales collected, less certain deductions, is paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expire in 2005.

The expenses for the respective periods relating to such agreements amounted to $1,805,294, $1,421,475 and $1,399,847, for the twelve months periods ended December 31, 2003, 2002 and 2001, respectively. Amounts accrued for these expenses at December 31, 2003 and December 31, 2002 were $915,109 and $603,387, respectively.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for use of product formulations, consulting, confidentiality and non-compete agreements. Amounts paid or payable under such agreement during the twelve months periods ended December 31, 2003, 2002 and 2001 were $880,091, $678,454 and $448,647, respectively. Amounts payable under such agreement at December 31, 2003 and December 31, 2002 were $68,388 and $63,866, respectively.

In August 2003, the Company entered into a licensing agreement with a patent holder relating to utilizing a nasal spray product in the treatment of symptoms of the common cold. The Company agreed to pay the patent holder a two percent royalty on net sales of nasal spray products, less certain deductions, throughout the term of this agreement, expiring no later than April 2014. Amounts paid or payable under such agreement during the twelve month period ended December 31, 2003 were $26,613, and zero in the 2002 and 2001 comparable periods. An amount of $1,613 relating to this agreement was accrued or payable at December 31, 2003.

TESAURO AND ELEY

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint alleges that the Plaintiffs purchased certain COLD-EEZE® products between August, 1996, and November, 1999, based upon cable television, radio and internet advertisements which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint requests an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of warranty and unjust enrichment, as well as a judicial determination that the action be maintained as a class action.

In October, 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The Court sustained certain objections thereby narrowing Plaintiffs' Complaint. In May, 2001, Plaintiffs filed a Motion to Certify the Alleged Class. The Company opposed the Motion. In November, 2001, the Court held a hearing on Plaintiffs' Motion for Class Certification. In January, 2002, the Court denied in part and granted in part the Plaintiffs' Motion. The Court denied Plaintiffs' Motion to Certify a Class based on Plaintiffs' claim under the Pennsylvania Consumer Protection Law; however, the Court certified the class based on Plaintiffs' breach of warranty and unjust enrichment claims.

Discovery has been completed and trial has been scheduled to commence in May 2004. The Company is vigorously defending this lawsuit and believes that the action lacks merit. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

GOLDBLUM AND WAYNE

A Special Meeting of the Quigley stockholders was held on October 15, 1999, at which a majority of the shares entitled to vote adopted a Corrective Action Proposal (initially reported in the Company's Form 10-Q for the quarter ending June 30, 1999) to ratify actions previously taken by the Company relating to the 1990 1 for 2.74 reverse split, the 1995 1 for 10 reverse split (the "Reverse Splits") and the 1997 1 for 2 forward split (the "Forward Split"). Pursuant to the October 15, 1999 Special Meeting, the Company authorized the filing of a declaratory judgment action in Nevada to determine the effectiveness of the Corrective Action.

In August 2000, the District Court of Clark County, Nevada, held that it had jurisdiction to decide the Company's declaratory judgment action filed in April, 2000, against two putative shareholders (Thomas Goldblum and Alan Wayne), in which the Company seeks a judicial declaration that, based on stockholder approval of the Corrective Action Proposal, the Reverse Splits and Forward Split satisfy and/or comply with Nevada law and that the capitalization of Quigley evidenced by the issued and outstanding shares of common stock and common stock warrants is as reflected on Quigley's stock transfer ledger on September 10, 1999, the record date of the Special Meeting. The District Court of Clark County held a hearing on this matter on March 19, 2002 and ruled in favor of The Quigley Corporation. A final judgment has been entered of record by the Court on June 21, 2002. The period for appeal of this order to the Nevada Supreme Court has expired.

An underlying claim filed by Goldblum and Wayne in the Court of Common Pleas of Montgomery County, Pennsylvania on March 17, 1996 alleging that the plaintiffs became owners of 500,000 shares each of the Company's common stock in or about 1990 and requested damages in excess of $100,000 for breach of contract and conversion.

The Company believed that the plaintiffs' claims were without merit, barred by the applicable statutes of limitations, and that the plaintiffs were, in any event, limited to claims for approximately 36,000 shares.

The Company vigorously defended this lawsuit through trial during January 2004, when a jury returned a unanimous verdict in favor of the Company. Thereafter, the plaintiffs filed a motion for post-trial relief as a first step toward an appeal, which the Company regards as without merit and will oppose. Although the Company regards any effort by plaintiffs to pursue an appeal as lacking merit and based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome of this appeal can be made.

LITIGATION — FORMER EMPLOYEE

On April 12, 2002, the Company commenced a complaint in Equity in the Court of Common Pleas of Bucks County, PA against the former President of Darius International Inc., its wholly owned subsidiary, following termination of such President. The allegations in the complaint include, but are not limited to, an alleged breach of fiduciary duty owed to the Company. The Company is seeking both injunctive and monetary relief. On or about May 1, 2002, the defendant filed a counterclaim requesting that the Court declare him the lawful owner of 55,000 stock options, unspecified damages relating to an alleged breach of an oral contract and for commissions allegedly owed. In addition, the Defendant requests the return of certain intellectual property used to commence and continue Darius' operations.

The Corporation believes Defendant's claims are without merit, is vigorously defending the counterclaims and is prosecuting its action on its complaint. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

NOTE 13 – TERMINATED LEGAL PROCEEDINGS

MIKE FORAN
VS.
INNERLIGHT INC., DARIUS INTERNATIONAL INC., AND THE QUIGLEY CORPORATION

On August 1, 2003, an action was filed with the American Arbitration Association by Mike Foran against Innerlight Inc., a wholly owned subsidiary of Darius International Inc., which is a wholly owned subsidiary of the Company. After a hearing before the United States District Court for the District of Utah, Central Division, Foran withdrew his complaint against The Quigley Corporation and the matter was remanded to arbitration. Discovery began on December 1, 2003 and was completed on December 22, 2003. Based on the discovery of all of defendants' documents and defendants' depositions and after interviewing Innerlight Inc.'s witnesses, the Company upon advice of counsel settled the action for $290,000 and reinstated Foran as an independent representative.

Negotiations leading to settlement were completed by December 31, 2003 and a Settlement Agreement was entered effective January 18, 2004. As part of the Settlement Agreement, Mr. Foran completely released Innerlight Inc. and The Quigley Corporation from any claim arising out of the action instituted by him on August 1, 2003 and also any claim he may have asserted against Innerlight Inc. or The Quigley Corporation.

INTERVENTION, INC.

An action was filed by Intervention, Inc. on July 2, 2002 in Contra Costa County Superior Court under the California Unfair Competition Law, Business and Professions Code, Section 17200. The Complaint claims that COLD-EEZE® does not contain ionic zinc and therefore does not have the unique quality the Company asserts for it. The Complaint purports to attack The Cleveland Clinic Study titled Zinc Gluconate Lozenges for Treating the Common Cold and the Dartmouth Study, Zinc Gluconate and The Common Cold, A Controlled Clinical Study. The plaintiff claims that the Dartmouth Study is not double-blind and is not randomized. The plaintiff also claims that The Cleveland Clinic Study is untrue and deceptive because it did not conclude that patients "starting treatments" with zinc had a 42% reduction in duration of the common cold and, also, because the 42% reduction in common cold duration is not a reference to average of cold duration but rather is a reference to the reduction in median duration. There is also a claim by the plaintiff that there is an implied claim that the results in the studies have been confirmed by repetition which plaintiff contests.

On the 3rd day of July, 2003, the Contra Costa County Superior Court upon Motion of The Quigley Corporation issued a Summary Judgment in favor of The Quigley Corporation. On October 24, 2003, Intervention, Inc. filed an appeal to the California Court of Appeals from the Summary Judgment issued in favor of The Quigley Corporation. In March 2004, the appeal was withdrawn, with prejudice.

NOTE 14 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has sales brokerage and other arrangements with entities whose major stockholders are also stockholders of The Quigley Corporation, or are related to a major stockholder, officer and director of the Company. Commissions and other items expensed under such arrangements for the twelve months periods ended December 31, 2003, 2002 and 2001 were zero and $36,979 and $160,034, and are included in sales and marketing, and administration expense classifications in the Consolidated Statements of Operations. Amounts payable under such agreements at December 31, 2003 and December 31, 2002 were zero.

An agreement between the Company and the founders Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the COLD-EEZE® cold therapy product, are to share a total commission of five percent (5%), on sales collected, less certain deductions until the termination of this agreement on May 31, 2005. For the years ended December 31, 2003, 2002 and 2001, amounts of $889,340, $692,766 and $651,614, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2003 and 2002 were $456,748 and $301,695, respectively.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $369,000, $309,493 and $281,250 have been paid to a related entity during 2003, 2002 and 2001, respectively to assist with the regulatory aspects of obtaining such licenses.

NOTE 15 – RESTATEMENT

During 2003, the Company changed its accounting for certain warrants issued in 2002 in exchange for services. Due to a cancellation clause in the warrant agreement, the warrants should have been treated as contingently issuable and subject to variable accounting, rather than the fixed accounting initially applied. The 2002 consolidated financial statements have been restated to reflect the accounting for these warrants. The restatement had no effect on the net loss for the year ended December 31, 2002. The effects of this restatement are summarized below.

	As Previously Reported	As Restated
Balance Sheet		
Accrued consulting	$ 1,673,000	$ 975,000
Total current liabilities	6,512,139	5,814,139
Additional paid-in-capital	32,592,222	33,290,222
Total stockholders' equity	$ 18,422,817	$ 19,120,817

NOTE 16 – QUARTERLY INFORMATION (UNAUDITED)

The Company has restated its 2002 consolidated financial statements in order to properly reflect the accounting for certain warrants issued in 2002.

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
2003				
Net sales	$ 8,191,092	$ 7,004,580	$ 9,912,227	$ 16,391,264
Gross profit	3,694,110	2,765,589	4,487,847	9,063,854
Administration	2,441,720	2,311,887	2,046,915	3,043,324
Operating expenses	4,616,219	3,849,747	4,372,646	6,537,250
Income (loss) from operations	(922,109)	(1,084,158)	115,201	2,526,604
Income (loss) from continuing operations	(892,212)	(1,055,141)	134,129	2,542,147
Net income (loss)	$ (946,561)	$ (1,055,141)	$ 134,129	$ 2,542,147
Basic EPS				
Income (loss) from continuing operations	$ (0.08)	$ (0.09)	$ 0.01	$ 0.22
Net income (loss)	$ (0.08)	$ (0.09)	$ 0.01	$ 0.22
Diluted EPS				
Income (loss) from continuing operations	$ (0.08)	$ (0.09)	$ 0.01	$ 0.17
Net income (loss)	$ (0.08)	$ (0.09)	$ 0.01	$ 0.17

	Quarter Ended March 31		Quarter Ended June 30	
	As Previously Reported	As Restated	As Previously Reported	As Restated
2002				
Net sales	$ 4,984,532	$ 4,984,532	$ 5,053,622	$ 5,053,622
Gross profit	2,438,036	2,438,036	1,627,890	1,627,890
Administration	2,514,847	3,969,847	1,735,878	1,390,878
Operating expenses	4,212,159	5,667,159	2,999,511	2,654,511
Income (loss) from operations	(1,774,123)	(3,229,123)	(1,371,622)	(1,026,622)
Income (loss) from continuing operations	(1,735,759)	(3,190,759)	(1,333,979)	(988,979)
Net income (loss)	$ (1,700,768)	$ (3,155,768)	$ (1,450,220)	$ (1,105,220)
Basic EPS				
Income (loss) from continuing operations	$ (0.16)	$ (0.30)	$ (0.12)	$ (0.10)
Net income (loss)	$ (0.16)	$ (0.30)	$ (0.13)	$ (0.10)
Diluted EPS				
Income (loss) from continuing operations	$ (0.16)	$ (0.30)	$ (0.12)	$ (0.10)
Net income (loss)	$ (0.16)	$ (0.30)	$ (0.13)	$ (0.10)

	Quarter Ended September 30		Quarter Ended December 31	
	As Previously Reported	As Restated	As Previously Reported	As Restated
2002				
Net sales	$ 7,834,325	$ 7,834,325	$ 11,399,301	$ 11,399,301
Gross profit	3,111,062	3,111,062	5,034,822	5,034,822
Administration	1,987,058	1,367,058	3,653,978	3,163,978
Operating expenses	3,441,779	2,821,779	6,842,777	6,352,777
Income (loss) from operations	(330,717)	289,283	(1,807,954)	(1,317,954)
Income (loss) from continuing operations	(288,853)	331,147	(1,773,512)	(1,283,512)
Net income (loss)	$ (500,395)	$ 119,605	$ (2,803,075)	$ (2,313,075)
Basic EPS				
Income (loss) from continuing operations	$(0.03)	$0.03	$(0.16)	$(0.12)
Net income (loss)	$(0.05)	$0.01	$(0.26)	$(0.21)
Diluted EPS				
Income (loss) from continuing operations	$(0.03)	$0.02	$(0.16)	$(0.12)
Net income (loss)	$(0.05)	$0.01	$(0.26)	$(0.21)

In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. On January 22, 2003, the Company completed the sale of its 60% equity interest in Caribbean Pacific Natural Products, Inc. to Suncoast Naturals, Inc. by exchanging its 60% controlling interest in Caribbean Pacific Natural Products, Inc. for 750,000 Shares of Common Stock and 100,000 Shares of Redeemable Preferred Stock of Suncoast Naturals, Inc. This transaction reflects the operation results and impairment losses of Caribbean Pacific Natural Products, Inc. as discontinued operations of the Company for all periods presented.

Fourth Quarter Segment Data (Unaudited)

As of and for the three months ended December 31, 2003	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$ 11,040,653	$ 5,350,611	–	–	$ 16,391,264
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	3,239,962	54,325	$ (767,681)	–	2,526,606
Depreciation	83,349	41,504	–	–	124,853
Capital expenditures	98,476	46,432	–	–	144,908
Total assets	$ 24,892,338	$ 3,881,970	–	$ (2,504,549)	$ 26,269,759

As of and for the three months ended December 31, 2002 (Restated – Note 15)	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$ 6,782,664	$ 4,616,637	–	–	$ 11,399,301
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	(1,020,196)	172,362	$ (485,590)	$ 15,470	(1,317,954)
Depreciation	72,091	40,811	–	–	112,902
Capital expenditures	119,432	28,921	–	–	148,353
Total assets	$ 26,223,476	$ 1,401,867	–	$ (2,690,387)	$ 24,934,956

As of and for the three months ended December 31, 2001	Cold Remedy	Health and Wellness	Ethical Pharmaceutical	Other	Total
Revenues					
Customers	$ 6,536,445	$ 1,763,209	–	–	$ 8,299,654
Inter-segment	–	–	–	–	–
Segment operating profit (loss)	1,893,169	(354,104)	$ (161,182)	–	1,377,883
Depreciation	67,485	20,477	–	–	87,962
Capital expenditures	21,512	34,432	–	–	55,944
Total assets	$ 26,726,729	$ 826,946	–	$ (2,797,880)	$ 24,755,795

MARKET *for the* COMPANY'S
COMMON EQUITY *and* RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Company's Common Stock, $.0005 par value, is currently traded on the NASDAQ National Market under the trading symbol "QGLY". The price set forth in the following table represents the high and low bid prices for the Company's Common Stock.

	Common Stock			
	2003		2002	
Quarter Ended	High	Low	High	Low
March 31	$ 7.76	$ 4.71	$ 7.20	$ 2.03
June 30	$ 8.22	$ 5.39	$ 8.82	$ 5.40
September 30	$ 10.51	$ 6.75	$ 8.00	$ 3.05
December 31	$ 11.12	$ 7.32	$ 7.05	$ 2.40

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on the NASDAQ National Market and consequently stock prices are available daily as generated by the National Market established quotation system.

HOLDERS

As of December 31, 2003, there were approximately 360 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

DIVIDENDS

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

SELECTED
FINANCIAL DATA

The following table sets forth the selected financial data of the Company for, and at the end of the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

(Amounts in thousands, except per share data)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
STATEMENT OF INCOME DATA:					
Net sales	$ 41,499	$ 29,272	$ 21,226	$ 15,527	$ 21,574
Total revenue	41,499	29,421	22,772	15,527	21,574
Gross profit	20,011	12,212	12,551	9,411	13,240
Income (loss) – continuing operations	729	(5,132)	934	(5,059)	(4,204)
Loss – discontinued operations [1]	(54)	(1,322)	(718)	(137)	–
Net income (loss)	$ 675	$ (6,454)	$ 216	$ (5,196)	$ (4,204)
Basic earnings (loss) per share:					
Continuing operations	$ 0.06	$ (0.47)	$ 0.09	$ (0.48)	$ (0.37)
Discontinued operations	–	$ (0.12)	$ (0.07)	$ (0.01)	–
Net income (loss)	$ 0.06	$ (0.59)	$ 0.02	$ (0.49)	$ (0.37)
Diluted earnings (loss) per share:					
Continuing operations	$ 0.05	$ (0.47)	$ 0.09	$ (0.48)	$ (0.37)
Discontinued operations	–	$ (0.12)	$ (0.07)	$ (0.01)	–
Net income (loss)	$ 0.05	$ (0.59)	$ 0.02	$ (0.49)	$ (0.37)
Weighted average shares outstanding:					
Basic	11,467	10,894	10,675	10,551	11,352
Diluted	14,910	10,894	10,751	10,551	11,352

	As of December 31, 2003	As of December 31, 2002 (Restated – Note 15) [2]	As of December 31, 2001	As of December 31, 2000	As of December 31, 1999
BALANCE SHEET DATA:					
Working capital	$ 18,257	$ 16,662	$ 18,626	$ 18,622	$ 23,621
Total assets	26,270	24,935	24,756	26,056	33,271
Stockholders' equity	$ 20,787	$ 19,121	$ 21,200	$ 20,971	$ 26,216

(1) In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

(2) As further discussed in Note 15, the Company has restated its 2002 consolidated financial statements in order to properly reflect the accounting for certain warrants issued in 2002.

CORPORATE OFFICERS AND DIRECTORS

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director,
President of C.P.C. Associates, Inc.

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director,
President of TOTormey, Inc.

CORPORATE INFORMATION

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1111

Investors seeking additional information about the Company may call or write to:

Lippert/Heilshorn & Associates
800 Third Avenue
17th Floor
New York, NY 10022
Telephone: 212-838-3777

Stock Exchange Listing
NASDAQ National Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Accountants
PricewaterhouseCoopers LLP
Philadelphia, PA 19103

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome Rosenzweig & Wolosky LLP
New York, NY 10022

Quigley Corporation

Kells Building • 621 Shady Retreat Road • PO Box 1349 • Doylestown, PA 18901

Phone 215.345.0919 • www.quigleyco.com